SECURITIES AND EXCHANGE COMMISSION
                     WASHINGTON, D.C. 20549

                         SCHEDULE 13E-4
                  ISSUER TENDER OFFER STATEMENT
 (PURSUANT TO SECTION 13(e)(1) OF THE SECURITIES EXCHANGE ACT OF
                              1934)
                       (Amendment No. ___)

                   U.S. PHYSICAL THERAPY, INC.
                        (Name of Issuer)

                   U.S. PHYSICAL THERAPY, INC.
              (Name of Person(s) Filing Statement)

                          COMMON STOCK
                 (Title of Class of Securities)

                           90337L-10-8
              (CUSIP Number of Class of Securities)

                        J. MICHAEL MULLIN
                     CHIEF FINANCIAL OFFICER
                   U.S. PHYSICAL THERAPY, INC.
                 3040 POST OAK BLVD., SUITE 222
                      HOUSTON, TEXAS  77056
                         (713) 297-7000
   (Name, Address and Telephone Number of Person Authorized to
                         Receive Notices
 and Communications on Behalf of the Person(s) Filing Statement)

                         With a Copy to:
                    GEORGE P. BARSNESS, ESQ.
                  JOSEPH G. CONNOLLY, JR., ESQ.
                     HOGAN & HARTSON L.L.P.
                      555 13TH STREET, N.W.
                     WASHINGTON, D.C. 20007
                         (202) 637-5600

                          April 9, 1999
(Date  Tender  Offer First Published, Sent or Given  to  Security
Holders)

                    CALCULATION OF FILING FEE

          TRANSACTION VALUATION*             AMOUNT OF FILING FEE

           $3,460,000                             $692

* Calculated solely for the purpose of determining the filing fee, based upon the purchase of 346,000 shares at the maximum tender offer price per share of $10.00.

Check box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the form or schedule and the date of its filing.

Amount Previously Paid:  N/A                 Filing Party:  N/A
Form or Registration No.:  N/A               Date Filed:  N/A

ITEM 1.   SECURITY AND ISSUER.

      (a)  The issuer of the securities to which this Schedule
 13E-4 relates is U.S. Physical Therapy, Inc., a Nevada corporation (the "Company"), and the address of its principal executive office is 3040 Post Oak Blvd., Suite 222, Houston,
 Texas  77056.

      (b) This Schedule 13E-4 relates to the offer by the Company to purchase 346,000 shares (or such lesser number of shares as are properly tendered) of its common stock, par value $.01 per share (the "Common Stock"), of which 3,621,609 shares were outstanding as of April 8, 1999, at a price not in excess of $10.00 nor less than $8.50 per share in cash upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal, which together constitute the "Offer," copies of which are attached as Exhibits (a)(1) and (a)(2), respectively, and incorporated herein by reference. Executive officers and directors of the Company may participate in the Offer on the same basis as the Company's other stockholders. The Company has been advised that none of its directors and executive officers intend to tender shares of Common Stock pursuant to the Offer. The information set forth in "Introduction," "The Offer--Section 1, Number of Shares; Proration" and "The Offer--Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

      (c)  The information set forth in "The Offer--Section 8,
 Price Range of Shares; Dividends" of the Offer to Purchase is incorporated herein by reference.

      (d)  Not applicable.

ITEM 2.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

      (a)  The information set forth in "The Offer--Section 9,
 Source and Amount of Funds" of the Offer to Purchase is incorporated herein by reference.

      (b) Not applicable.

ITEM 3.   PURPOSE OF THE TENDER OFFER AND PLANS OR PROPOSALS OF
THE ISSUER OR AFFILIATE.

      (a)-(j) The information set forth in "Introduction" and "The Offer--Section 9, Source and Amount of Funds," "The Offer- -Section 2, Purpose of the Offer; Certain Effects of the Offer," "The Offer--Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" and "The Offer--Section 12, Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

ITEM 4.   INTEREST IN SECURITIES OF THE ISSUER.

     The information set forth in "The Offer--Section 11, Interests of Directors and Officers; Transactions and
Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 5. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS
WITH RESPECT TO THE ISSUER'S SECURITIES.

     The information set forth in "Introduction" and "The Offer--
Section 9, Source and Amount of Funds," "The Offer--Section 2, Purpose of the Offer; Certain Effects of the Offer" and "The Offer--Section 11, Interests of Directors and Officers; Transactions and Arrangements Concerning Shares" of the Offer to Purchase is incorporated herein by reference.

ITEM 6.   PERSONS RETAINED, EMPLOYED, OR TO BE COMPENSATED.

     The information set forth in "Introduction" and "The Offer--
Section 16, Fees and Expenses" of the Offer to Purchase is incorporated herein by reference.

ITEM 7.   FINANCIAL INFORMATION.

      (a)-(b) The information set forth in "The Offer--Section 10, Certain Information Concerning the Company" of the Offer to Purchase, and the information set forth on pages 32 through 55 of the Company's Form 10-K for the fiscal year ended December 31, 1998, filed as Exhibit (g) hereto, is incorporated herein by reference.

ITEM 8.   ADDITIONAL INFORMATION.

     (a)  Not applicable.

     (b)  The information set forth in "The Offer--Section 13,
Certain Legal Matters; Regulatory Approvals" of the Offer to
Purchase is incorporated herein by reference.

     (c)  The information set forth in "The Offer--Section 12,
Effects of the Offer on the Market for Shares; Registration Under the Exchange Act" of the Offer to Purchase is incorporated herein by reference.

     (d)  Not applicable.

     (e) The information set forth in the Offer to Purchase and Letter of Transmittal is incorporated herein by reference.

ITEM 9.   MATERIAL TO BE FILED AS EXHIBITS.

     (a)  (1)  Form of Offer to Purchase, dated April 9, 1999.

          (2)  Form of Letter of Transmittal (including
Certification of Taxpayer Identification Number on Form W-9).

          (3)  Form of Notice of Guaranteed Delivery.

          (4)  Form of Letter to Brokers, Dealers, Commercial
Banks, Trust Companies and Other Nominees.

          (5)  Form of Letter to Clients for Use by Brokers,
Dealers, Commercial Banks, Trust Companies and Other Nominees.

          (6)  Text of Press Release issued by the Company, dated
April 8, 1999.

           (7) Form of Letter to Stockholders of the Company, dated April 9, 1999, from J. Livingston Kosberg, Chairman of the Company.

     (b)  Not applicable.

      (c)  Not applicable.

      (d)  Not applicable.

      (e)  Not applicable.

      (f)  Not applicable.

      (g) Pages 32 through 55 of the Company's Form 10-K for the fiscal year ended December 31, 1998.

                            SIGNATURE

     After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Schedule
13E-4 is true, complete and correct.

                              U.S. PHYSICAL THERAPY, INC.


                              By:/s/ J. Michael Mullin
                                 Name:  J. Michael Mullin
                                 Title: Chief Financial Officer


Dated:  April 9, 1999
                          EXHIBIT INDEX


Exhibit No.                   Description


(a)(1)         Form of Offer to Purchase, dated April 9, 1999.

(a)(2)         Form of Letter of Transmittal (including
               Certification of Taxpayer Identification Number on
               Form W-9).

(a)(3)         Form of Notice of Guaranteed Delivery.

(a)(4)         Form of Letter to Brokers, Dealers, Commercial
               Banks, Trust Companies and Other Nominees.

(a)(5)         Form of Letter to Clients for Use by Brokers,
               Dealers, Commercial Banks, Trust Companies and
               Other Nominees.

(a)(6)         Text of Press Release issued by the Company, dated
               April 8, 1999.

(a)(7) Form of Letter to Stockholders of the Company, dated April 9, 1999, from J. Livingston Kosberg,
               Chairman of the Company.

(b)            Not applicable.

(c)            Not applicable.

(d)            Not applicable.

(e)            Not applicable.

(f)            Not applicable.

(g) Pages 32 through 55 of the Company's Form 10-K for the fiscal year ended December 31, 1998.


                                                EXHIBIT (a)(1)

                          U.S. PHYSICAL THERAPY, INC.

         OFFER TO PURCHASE FOR CASH UP TO 346,000 SHARES
             OF ITS COMMON STOCK AT A PURCHASE PRICE
      NOT IN EXCESS OF $10.00 NOR LESS THAN $8.50 PER SHARE

    THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE
    AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MAY 7, 1999,
                  UNLESS THE OFFER IS EXTENDED.

     U.S. Physical Therapy, Inc., a Nevada corporation (the "Company"), hereby invites its stockholders to tender shares of its common stock, $.01 par value per share (the "Common Stock"), to the Company at a price not in excess of $10.00 nor less than $8.50 per share in cash, as specified by stockholders tendering their shares of Common Stock, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, which together constitute the "Offer." The Company will determine the single per share price, not in excess of $10.00 nor less than $8.50 per share, net to the seller in cash (the "Purchase Price"), that it will pay for shares of Common Stock properly tendered pursuant to the Offer, taking into account the number of shares of Common Stock so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy 346,000 shares of Common Stock (or such lesser number of shares as are properly tendered). All shares of Common Stock properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, subject to the terms and the conditions of the Offer, including the proration and conditional tender provisions. All shares of Common Stock purchased in the Offer will be purchased at the Purchase Price. The Company reserves the right, in its sole discretion, to purchase more than 346,000 shares of Common Stock pursuant to the Offer. See Sections 1 and 15.

THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES OF
COMMON STOCK BEING TENDERED.  THE OFFER IS, HOWEVER, SUBJECT TO
CERTAIN OTHER CONDITIONS.  SEE SECTION 7.

NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATION TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING SHARES. EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS AND EXECUTIVE OFFICERS INTEND TO TENDER SHARES PURSUANT TO THE OFFER.

     The shares of Common Stock of the Company are listed and traded on the Nasdaq Stock Market Inc. ("Nasdaq") National Market ("National Market") under the symbol "USPH." As of April 5, 1999, the last reported sale price of the Common Stock, as reported on the Nasdaq National Market, was $7.50 per share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK. SEE SECTION 8.

                IMPORTANT STOCKHOLDER INFORMATION

     Any stockholder wishing to tender all or any of his or her shares of Common Stock should either (a) complete and sign a Letter of Transmittal (or a facsimile thereof) in accordance with the instructions in the Letter of Transmittal and either mail or deliver it with any required signature guarantee and any other required documents to Continental Stock Transfer & Trust Company (the "Depositary"), and either mail or deliver the stock certificates for such shares to the Depositary (with all such other documents) or tender such shares pursuant to the procedure for book-entry tender set forth in Section 3, or (b) request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Holders of shares of Common Stock registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person if they desire to tender their shares. Any stockholder who desires to tender shares of Common Stock and whose certificates for such shares cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary, in any case, by the expiration of the Offer must tender such shares pursuant to the guaranteed delivery procedure set forth in Section 3.

     To properly tender shares, stockholders (other than certain
Odd Lot Holders (as defined below)) must complete the section of the Letter of Transmittal, including the price at which they are tendering shares.

     Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to Dorothy Flato, Corporate Secretary, U.S. Physical Therapy, Inc., 3040 Post Oak Blvd., Suite 222, Houston, Texas 77056 (telephone: (713) 297-7000).

THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO MAKE ANY RECOMMENDATION ON BEHALF OF THE COMPANY AS TO WHETHER YOU SHOULD TENDER OR REFRAIN FROM TENDERING SHARES PURSUANT TO THE OFFER. THE COMPANY HAS NOT AUTHORIZED ANY PERSON TO GIVE YOU ANY INFORMATION OR TO MAKE ANY REPRESENTATION IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED HEREIN OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, YOU MUST NOT RELY ON ANY SUCH RECOMMENDATION OR ANY SUCH INFORMATION OR REPRESENTATION AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                        TABLE OF CONTENTS
SECTION                                                          PAGE

SUMMARY.                                                           4
INTRODUCTION                                                       6
THE OFFER.                                                         8
1.  Number of Shares; Proration                                    8
2.  Purpose of the Offer; Certain Effects of the Offer.           11
3.  Procedures for Tendering Shares                               13
4.  Withdrawal Rights                                             16
5.  Purchase of Shares and Payment of Purchase Price.             17
6.  Conditional Tender of Shares.                                 18
7.  Certain Conditions of the Offer                               19
8.  Price Range of Shares; Dividends.                             21
9.  Source and Amount of Funds.                                   21
10. Certain Information Concerning the Company.                   22
11.  Interests of Directors and Officers; Transactions and
     Arrangements
     Concerning Shares                                            25
12. Effects of the Offer on the Market for Shares; Registration
    Under
     the Exchange Act.                                            26
13. Certain Legal Matters; Regulatory Approvals                   26
14. Certain Federal Income Tax Consequences                       27
15. Extension of Offer; Termination; Amendment.                   31
16. Fees and Expenses                                             32
17. Miscellaneous                                                 32

                             SUMMARY

     This general summary is solely for the convenience of the Company's stockholders and is qualified in its entirety by reference to the full text and more specific details in this Offer to Purchase.

Number of Shares to be Purchased     346,000 shares of Common
                                     Stock (or such lesser
                                     number of shares as are
                                     properly tendered).  See
                                     Section 1.

Purchase Price                       The Company will select a
                                     single Purchase Price which
                                     will be not more than
                                     $10.00 nor less than $8.50
                                     per share. All shares
                                     purchased by the Company
                                     will be purchased at the
                                     Purchase Price even if
                                     tendered at or below the
                                     Purchase Price.  Each
                                     stockholder (other than
                                     certain Odd Lot Holders)
                                     desiring to tender shares
                                     must specify in the Letter
                                     of Transmittal the minimum
                                     price (not more than $10.00
                                     nor less than $8.50 per
                                     share) at which such
                                     stockholder is willing to
                                     have his or her shares
                                     purchased by the Company.
                                     A stockholder can specify
                                     different minimum prices
                                     for different shares held
                                     by that stockholder.  See
                                     Section 1.

Expiration and Proration Dates       Friday, May 7, 1999, at
                                     5:00 p.m., New York City
                                     time, unless extended by
                                     the Company.

Payment Date                         As soon as practicable
                                     after the expiration of the
                                     Offer.  It is expected that
                                     the Payment Date will be
                                     approximately seven to ten
                                     business days after
                                     expiration of the Offer.

Withdrawal Rights                    Tendered shares may be
                                     withdrawn at any time until
                                     5:00 p.m., New York City
                                     time, on Friday, May 7,
                                     1999, unless the Offer is
                                     extended by the Company,
                                     and, unless previously
                                     purchased, after 5:00 p.m.,
                                     New York City time, on
                                     Monday, June 7, 1999.  See
                                     Section 3.

How to Tender Shares                 Section 3 sets forth the
                                     procedure for tendering
                                     shares of Common Stock.  A
                                     stockholder may also
                                     consult with a broker for
                                     assistance.

Brokerage Commission and             Tendering stockholders will
Stock Transfer Tax                   not be obligated to pay brokerage
                                     fees or commissions, or,
                                     except as set forth in
                                     Instruction 7 to the Letter
                                     of Transmittal, transfer
                                     taxes on the sale of shares
                                     pursuant to the Offer.  A
                                     tendering stockholder who
                                     holds securities with such
                                     stockholder's broker may be
                                     required by such broker to
                                     pay a service charge or
                                     other fee.

Position of the Company              Neither the Company nor its
and its Directors                    Board of Directors makes
                                     any recommendation to any
                                     stockholder as to whether
                                     to tender or refrain from
                                     tendering shares.  The
                                     Company has been advised
                                     that none of its directors
                                     and executive officers
                                     intend to tender shares of
                                     Common Stock pursuant to
                                     the Offer.

Odd Lots There will be no proration of shares tendered by any stockholder owning 99 or fewer shares of Common
                                     Stock who tenders all such
                                     shares at or below the
                                     Purchase Price prior to the
                                     Proration Date and who
                                     checks the "Odd Lots" box
                                     in the Letter of
                                     Transmittal.  See Section
                                     1.

Federal Income Tax Consequences      Generally, the receipt of
                                     cash pursuant to the Offer
                                     will be subject to federal
                                     income tax. See Section 14.


                          INTRODUCTION

     U.S. Physical Therapy, Inc. (the "Company") invites its stockholders to tender shares of Common Stock, at a price not in excess of $10.00 nor less than $8.50 per share, as specified by stockholders tendering their shares, upon the terms and subject to the conditions set forth herein and in the related Letter of Transmittal, which together constitute the "Offer." The Company will determine the single per share price, not in excess of $10.00 nor less than $8.50 per share, in cash (the "Purchase Price"), that it will pay for shares of Common Stock properly tendered pursuant to the Offer, taking into account the number of shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to buy an aggregate of 346,000 shares of Common Stock (or such lesser number of shares as are properly tendered). All shares of Common Stock acquired in the Offer will be acquired at the Purchase Price. Shares of Common Stock tendered at prices in excess of the Purchase Price and shares not purchased because of proration or conditional tender will be returned. The Company reserves the right, in its sole discretion, to purchase more than 346,000 shares of Common Stock pursuant to the Offer. See Section 15.

THIS OFFER IS NOT CONDITIONED UPON THE TENDER OF ANY MINIMUM
NUMBER OF SHARES OF COMMON STOCK.  THE OFFER IS, HOWEVER, SUBJECT
TO CERTAIN OTHER CONDITIONS.  SEE SECTION 7.

THE BOARD OF DIRECTORS OF THE COMPANY HAS APPROVED THE MAKING OF
THE OFFER.  HOWEVER, NEITHER THE COMPANY NOR ITS BOARD OF
DIRECTORS MAKES ANY RECOMMENDATION TO STOCKHOLDERS AS TO WHETHER
TO TENDER OR REFRAIN FROM TENDERING THEIR SHARES.

EACH STOCKHOLDER MUST MAKE THE DECISION WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES AND AT WHAT PRICE OR PRICES SHARES SHOULD BE TENDERED. THE COMPANY HAS BEEN ADVISED THAT NONE OF ITS DIRECTORS AND EXECUTIVE OFFICERS INTEND TO TENDER SHARES OF COMMON STOCK PURSUANT TO THE OFFER.

     Upon the terms and subject to the conditions of the Offer, if, at the expiration of the Offer more than 346,000 shares of Common Stock are properly tendered at or below the Purchase Price and not withdrawn, the Company will buy shares first from all Odd Lot Holders (as defined below) who properly tender all such shares at or below the Purchase Price and then, subject to procedures for conditional tenders described in Section 1, on a pro rata basis from all other stockholders who properly tender at prices at or below the Purchase Price (and do not withdraw them prior to the expiration of the Offer). See Section 1. All shares of Common Stock not purchased pursuant to the Offer, including shares tendered at prices greater than the Purchase Price and not withdrawn and shares not purchased because of proration or conditional tenders, will be returned at the Company's expense to the stockholders who tendered such shares or to other persons at their direction.

     The Purchase Price will be paid to the tendering stockholder in cash for all shares of Common Stock purchased. Tendering stockholders will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 7 to the Letter of Transmittal, transfer taxes on the sale of shares pursuant to the Offer. A tendering stockholder who holds securities with such stockholder's broker may be required by such broker to pay a service charge or other fee. A tendering stockholder will be subject to federal income tax on the receipt of cash for shares of Common Stock purchased by the Company pursuant to the Offer. In addition, any tendering stockholder or other payee who fails to complete, sign and return to the Depositary the substitute form W-9 that is included with the Letter of Transmittal may be subject to required backup federal income tax withholding of 31% of the gross proceeds payable to such stockholder or other payee pursuant to the offer, and certain non-U.S. stockholders may be subject to a 30% income tax withholding. See Section 14. The Company will pay all fees and expenses of the Depositary incurred in connection with the Offer. See Section 16.

     During the period January 1, 1997 through April 8, 1999, the Company has repurchased 4,900 shares in open market transactions. Consistent with this strategy, on March 31, 1999, the Company's Board of Directors authorized officers of the Company to consider the advisability of the Offer and on April 8, 1999, the Company's Board of Directors approved the Offer. The Offer is being made because the Company's Board of Directors determined that the Offer constitutes a prudent use of the Company's financial resources, given the Company's business profile, assets and current market price.

     The Company's Board of Directors also believes that the Company's financial condition and outlook and current market conditions, including recent trading prices of the Company's Common Stock, make this an attractive time to repurchase a portion of the outstanding shares. Accordingly, the Offer is consistent with the Company's long term corporate goal of increasing stockholder value. After the Offer is completed, the Company believes that its financial condition, access to capital and outlook for continued favorable cash flow generation will allow it to continue to reinvest in its business, including the ongoing expansion of the number of clinics in operation.

     The Offer provides stockholders who are considering a sale of all or a portion of their shares the opportunity to determine the price or prices, not in excess of $10.00 nor less than $8.50 per share, at which they are willing to sell their shares of Common Stock and, if any such shares are purchased pursuant to the Offer, to sell those shares for cash without the usual transaction costs associated with open market sales. In addition, the Offer may give stockholders the opportunity to sell at prices greater than market prices prevailing prior to announcement of the Offer.

     As of April 8, 1999, the Company had issued and outstanding 3,621,609 shares of Common Stock. The 346,000 shares of Common Stock that the Company is offering to purchase pursuant to the Offer represent approximately 9.6% of the outstanding shares. The Common Stock is listed and traded on the Nasdaq National Market under the symbol "USPH." As of April 5, 1999, the last reported sale price of the Common Stock, as reported on the Nasdaq National Market, was $7.50 per share. STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR THE COMMON STOCK. See Section 8.

THE OFFER

1.   NUMBER OF SHARES; PRORATION.

     Upon the terms and subject to the conditions of the Offer, the Company will purchase 346,000 shares of Common Stock or such lesser number of shares as are properly tendered (and not withdrawn in accordance with Section 4) prior to the Expiration Date (as defined below) at prices (determined in the manner set forth below) not in excess of $10.00 nor less than $8.50 per share in cash. The term "Expiration Date" means 5:00 p.m., New York City time, on Friday, May 7, 1999, unless and until the Company, in its sole discretion, shall have extended the period of time during which the Offer will remain open, in which event the term "Expiration Date" shall refer to the latest time and date at which the Offer, as so extended by the Company, shall expire. See Section 15 for a description of the Company's right to extend, delay, terminate or amend the Offer. The Company reserves the right to purchase more than 346,000 shares pursuant to the Offer. In accordance with applicable regulations of the Securities and Exchange Commission (the "Commission"), the Company may purchase pursuant to the Offer an additional amount of shares not to exceed 2% of the outstanding shares without amending or extending the Offer. See Section 15. If (i) the Company increases or decreases the price to be paid for shares, the Company increases the number of shares being sought and such increase in the number of shares being sought exceeds 2% of the outstanding shares, or the Company decreases the number of shares being sought and (ii) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from, and including, the date that notice of such increase or decrease is first published, sent or given in the manner specified in Section 15, the Offer will be extended until the expiration of such period of ten business days. For purposes of the Offer, a "business day" means any day other than a Saturday, Sunday or federal holiday and consists of the time period from 12:01 a.m. through 12:00 midnight, Eastern time. In the event of an over-subscription of the Offer as described below, shares tendered at or below the Purchase Price prior to the Expiration Date will be subject to proration and conditional tender provisions, except for Odd Lots as explained below. The proration period also expires on the Expiration Date.

     The Company will select the lowest Purchase Price that will allow it to buy 346,000 shares of Common Stock (or such lesser number of shares of Common Stock as are properly tendered at or below the Purchase Price) taking into account the number of shares to be tendered and the prices specified by tendering stockholders. All shares of Common Stock properly tendered at prices at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, subject to the terms and the conditions of the Offer, including the proration and conditional tender provisions. All shares purchased in the Offer will be purchased at the Purchase Price.

THE OFFER IS NOT CONDITIONED UPON THE TENDER OF ANY MINIMUM
NUMBER OF SHARES, BUT IS SUBJECT TO CERTAIN OTHER CONDITIONS.
SEE SECTION 7.

     In accordance with Instruction 5 of the Letter of Transmittal, stockholders (other than certain Odd Lot Holders) desiring to tender shares must specify the price, not in excess of $10.00 nor less than $8.50 per share, at which they are willing to sell their shares to the Company. By following the directions of the Letter of Transmittal, stockholders can specify one minimum price for a specified portion of their shares and a different minimum price for other specified shares. Stockholders also can specify the order in which their shares will be purchased in the event that, as a result of the proration provisions or otherwise, some but not all of their tendered shares are purchased pursuant to the Offer. As promptly as practicable following the Expiration Date, the Company will, in its sole discretion, determine the Purchase Price that it will pay for shares properly tendered pursuant to the Offer and not withdrawn, taking into account the number of shares tendered and the prices specified by tendering stockholders. The Company intends to select the lowest Purchase Price, not in excess of $10.00 nor less than $8.50 per share, that will enable it to purchase 346,000 shares of Common Stock (or such lesser number of shares as are properly tendered) pursuant to the Offer. Shares properly tendered pursuant to the Offer at or below the Purchase Price and not withdrawn will be purchased at the Purchase Price, subject to the terms and conditions of the Offer, including the proration and conditional tender provisions. All shares of Common Stock tendered and not purchased pursuant to the Offer, including shares of Common Stock tendered at prices in excess of the Purchase Price and shares not purchased because of proration or conditional tender, will be returned to the tendering stockholders (or to another person specified by a tendering stockholder) at the Company's expense as promptly as practicable following the Expiration Date.

     Priority of Purchases. Upon the terms and subject to the conditions of the Offer, if more than 346,000 shares of Common Stock (or such greater number of shares as the Company may elect to purchase pursuant to the Offer) have been properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, the Company will purchase properly tendered shares in the following order of priority:

      (a) first, all shares tendered and not withdrawn prior to the Expiration Date by any Odd Lot Holder who:

           (1) tenders all shares of Common Stock beneficially owned by such Odd Lot Holder at a price at or below the Purchase Price, including by electing to accept the Purchase Price determined by the Company (tenders of less than all shares owned by such stockholder will not qualify for this preference); and

           (2) completes the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery;

      (b) second, after purchase of all of the foregoing shares in item (a) above, all shares (i) conditionally tendered in accordance with Section 6 for which the condition was satisfied, and (ii) all other shares tendered properly and unconditionally, in each case at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date, on a pro rata basis (with appropriate adjustments to avoid purchases of fractional shares) as described below; and

      (c) third, if necessary, shares conditionally tendered for which the condition was not satisfied, at or below the Purchase Price and not withdrawn prior to the Expiration Date, selected by lot at random in accordance with Section 6.

     Odd Lots.   For purposes of the Offer, the term "Odd Lots"
shall mean all shares of Common Stock properly tendered prior to the Expiration Date at prices at or below the Purchase Price and not withdrawn by any person who owns, beneficially or of record, an aggregate of 99 or fewer shares of Common Stock (an "Odd Lot Holder") (and so certified in the appropriate place on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery). In order to qualify for this preference, an Odd Lot Holder must tender all such shares of Common Stock in accordance with the procedures described in Section 3. As set forth above, Odd Lots will be accepted for payment before proration, if any, of the purchase of other tendered shares. This preference is not available to partial tenders. Any stockholder wishing to tender all of such stockholder's Common Stock pursuant to this Section should complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. See Instruction 8 to the Letter of Transmittal.

     The Company also reserves the right, but will not be obligated, to purchase all shares of Common Stock duly tendered by any stockholder who tendered all such shares owned, beneficially or of record, at or below the Purchase Price and who, as a result of proration, would then own, beneficially or of record, an aggregate of 99 or fewer shares of Common Stock. If the Company exercises this right, it will increase the number of shares of Common Stock that it is offering to purchase by the number of shares of Common Stock purchased through the exercise of the right.

     Proration.   If proration of tendered shares is required,
the Company will determine the proration factor as soon as practicable following the Expiration Date. Proration for each stockholder tendering shares, other than Odd Lot Holders, shall be based on the ratio of the number of shares of Common Stock tendered by such stockholder at or below the Purchase Price (and not withdrawn) to the total number of shares tendered by all stockholders, other than Odd Lot Holders, at or below the Purchase Price (and not withdrawn), subject to the conditional tender provisions described in Section 6. Because of the difficulty in determining the number of shares properly tendered (including shares tendered by guaranteed delivery procedures, as described in Section 3) and not withdrawn, and because of the odd lot procedure, the Company does not expect that it will be able to announce the final proration factor or commence payment for any shares purchased pursuant to the Offer until approximately seven (7) to ten (10) business days after the Expiration Date. The preliminary results of any proration will be announced by press release as soon as practicable after the Expiration Date. Stockholders may obtain such preliminary information from the Company and may be able to obtain such information from their brokers or financial advisors.

     As described in Section 14, the number of shares of Common Stock that the Company will purchase from a stockholder may affect the federal income tax consequences to the stockholder of such purchase and, therefore, may be relevant to the stockholder's decision whether to tender shares. The Letter of Transmittal affords each tendering stockholder the opportunity to designate the order of priority in which shares of Common Stock tendered are to be purchased in the event of proration and the opportunity to make a tender of all of the stockholder's shares conditioned upon the purchase of all or a specified minimum number of the shares.

     This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of shares of Common Stock and will be furnished to brokers, banks and similar persons whose names, or the names of whose nominees, appear on the Company's stockholder list or, if applicable, who are listed as participants in a clearing agency's security position listing for subsequent transmittal to beneficial owners of the Common Stock.

2.   PURPOSE OF THE OFFER; CERTAIN EFFECTS OF THE OFFER.

     The discussion in the Introduction, this Section 2 and
Section 10 contains forward-looking statements that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. When used in this Offer to Purchase, the words "anticipate," "believe," "estimate," "intend" and "expect" and similar expressions are intended to identify such forward-looking statements. The forward-looking statements are based on the Company's current views and assumptions and involve risks and uncertainties that include, among other things, general economic, business, and regulatory conditions, competition, federal and state regulations, availability, terms and use of capital, environmental issues, weather and year 2000 readiness. Some or all of the factors are beyond the Company's control.

     The Offer provides stockholders who are considering a sale of all or a portion of their shares of Common Stock with the opportunity to determine the price or prices (not in excess of $10.00 nor less than $8.50 per share) at which they are willing to sell their shares and, subject to the terms and conditions of the Offer, to sell those shares for cash without the usual transaction costs associated with market sales. The Offer also allows stockholders to sell a portion of their shares while retaining a continuing equity interest in the Company. In addition, the Offer may give stockholders the opportunity to sell shares at prices greater than market prices prevailing prior to announcement of the Offer. Stockholders who determine not to accept the Offer will realize a proportionate increase in their relative equity interest in the Company and thus in the Company's future earnings and assets, subject to the Company's right to issue additional shares of Common Stock and other equity securities in the future.

     During the period January 1, 1997 through April 8, 1999, the Company has repurchased 4,900 shares in open market transactions. Consistent with this strategy, on March 31, 1999, the Company's Board of Directors authorized officers of the Company to consider the advisability of the Offer and on April 8, 1999, the Company's Board of Directors approved the Offer. The Offer is being made because the Company's Board of Directors determined that the Offer constitutes a prudent use of the Company's financial resources, given the Company's business profile, assets and current market price.

     The Company's Board of Directors also believes that the Company's financial condition and outlook and current market conditions, including recent trading prices of the Company's Common Stock, make this an attractive time to repurchase a portion of the outstanding shares. Accordingly, the Offer is consistent with the Company's long term corporate goal of increasing stockholder value. After the Offer is completed, the Company believes that its financial condition, access to capital and outlook for continued favorable cash flow generation will allow it to continue to reinvest in its business, including the ongoing expansion of the number of clinics in operation.

     The Company expects to finance the repurchase of properly tendered shares with cash on hand. This tender offer is not subject to the Company's receipt of financing.


NEITHER THE COMPANY NOR ITS BOARD OF DIRECTORS MAKES ANY RECOMMENDATIONS TO ANY STOCKHOLDER AS TO WHETHER TO TENDER OR REFRAIN FROM TENDERING ANY OR ALL OF SUCH STOCKHOLDER'S SHARES AND NEITHER HAS AUTHORIZED ANY PERSON TO MAKE ANY SUCH RECOMMENDATION. STOCKHOLDERS ARE URGED TO EVALUATE CAREFULLY ALL INFORMATION IN THE OFFER, CONSULT THEIR OWN INVESTMENT AND TAX ADVISORS AND MAKE THEIR OWN DECISIONS WHETHER TO TENDER SHARES AND, IF SO, HOW MANY SHARES TO TENDER AND THE PRICE OR PRICES AT WHICH TO TENDER.

     The Company may in the future purchase additional shares of Common Stock on the open market, in private transactions, through tender offers or otherwise. In January 1997, the Company's Board of Directors authorized the purchase of up to 200,000 shares of the Company's Common Stock on the open market and outside of the Offer. Pursuant to that authorization and after consideration of all purchases to date, the Company has authorization to purchase up to 195,100 shares of Common Stock in addition to the shares sought pursuant to the Offer. Any additional purchase may be on the same terms or on terms which are more or less favorable to stockholders than the terms of the Offer. However, Rule 13e-4 under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), prohibits the Company and its affiliates from purchasing any shares of Common Stock, other than pursuant to the Offer, until at least ten business days after the Expiration Date. Any possible future purchases by the Company will depend on many factors, including the results of the Offer, the market price of the shares, the Company's business and financial position and general economic and market conditions.

     Shares the Company acquires pursuant to the Offer will be canceled and returned to the status of authorized but unissued stock and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of Nasdaq or any other securities exchange on which the shares are then listed) for purposes including, without limitation, the acquisition of other businesses, the raising of additional capital for use in the Company's business and the satisfaction of obligations under existing or future employee benefit or compensation programs or stock plans or compensation programs for directors. The Company has no current plans for issuance of the shares purchased pursuant to the Offer.


3.   PROCEDURES FOR TENDERING SHARES.

     Proper Tender of Shares.   For shares of Common Stock to be
tendered properly pursuant to the Offer, (a) the certificates for such shares (or confirmation of receipt of such shares pursuant to the procedures for book-entry transfer set forth below), together with a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof), including any required signature guarantees and any other documents required by the Letter of Transmittal, must be received prior to 5:00 p.m., New York City time, on the Expiration Date by the Depositary at 2 Broadway, New York, New York 10004; or (b) the tendering stockholder must comply with the guaranteed delivery procedure set forth below. IN ACCORDANCE WITH INSTRUCTION 5 OF THE LETTER OF TRANSMITTAL, STOCKHOLDERS (OTHER THAN CERTAIN ODD LOT HOLDERS) DESIRING TO TENDER SHARES PURSUANT TO THE OFFER MUST PROPERLY INDICATE IN THE SECTION CAPTIONED "PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED" ON THE LETTER OF TRANSMITTAL THE PRICE (IN MULTIPLES OF $0.125) AT WHICH THEIR SHARES ARE BEING TENDERED. Stockholders who desire to tender shares of Common Stock at more than one price must complete a separate Letter of Transmittal for each price at which shares are tendered, provided that the same shares cannot be tendered (unless properly withdrawn previously in accordance with the terms of the Offer) at more than one price. IN ORDER TO PROPERLY TENDER SHARES (OTHER THAN SHARES TENDERED BY CERTAIN ODD LOT HOLDERS), ONE AND ONLY ONE PRICE BOX MUST BE CHECKED IN THE APPROPRIATE SECTION ON EACH LETTER OF TRANSMITTAL.

     In addition, Odd Lot Holders who tender all such shares must complete the box captioned "Odd Lots" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery, in order to qualify for the preferential treatment available to Odd Lot Holders as set forth in Section 1, except in the case of certain tenders made pursuant to the book-entry procedures described in Section 3. See Instruction 8 of the Letter of Transmittal.

     To prevent backup federal income tax withholding of 31% of the gross proceeds, and in the case of certain foreign stockholders, to prevent a 30% withholding tax, certain completed forms should accompany the Letter of Transmittal. See Section
14.

     If any tendered shares are not purchased or if less than all shares evidenced by a stockholder's certificates are tendered, certificates for unpurchased shares will be returned as promptly as practicable after the expiration or termination of the Offer or, in the case of shares tendered by book-entry transfer at a Book-Entry Transfer Facilities, such shares will be credited to the appropriate account maintained by the tendering stockholder at the appropriate Book-Entry Transfer Facilities, in each case without expense to such stockholder.

     Signature Guarantees and Method of Delivery. No signature guarantee is required (a) if the Letter of Transmittal is signed by the registered holder of the shares (which term for purpose of this Section 3 shall include any participant in The Depository Trust Company ("DTC") whose name appears on a security position listing as the owner of the shares of Common Stock tendered therewith and such holder has not completed the box entitled "Special Delivery Instructions" on the Letter of Transmittal; or
(b) if shares are tendered for the account of a bank, broker, dealer, credit union, savings association or other entity which is a member in good standing of the Securities Transfer Agents Medallion Program or a bank, dealer, credit union, savings association or other entity which is an "eligible guarantor institution," as such term is defined in Rule 17Ad-15 of the Exchange Act (each such entity being hereinafter referred to as an "Eligible Institution"). See Instruction 1 of the Letter of Transmittal. If a certificate for shares is registered in the name of a person other than the person executing a Letter of Transmittal or if payment is to be made, or shares not purchased or tendered are to be issued, to a person other than the registered holder, then the certificate must be endorsed or accompanied by an appropriate stock power, in either case, signed exactly as the name of the registered holder appears on the certificate, or stock power guaranteed by an Eligible Institution.

     In all cases, payment for shares tendered and accepted for payment pursuant to the Offer will be made only after timely receipt by the Depositary of certificates for such shares (or a timely confirmation of a book-entry transfer of such shares into the Depositary's account at DTC as described below), a properly completed and duly executed Letter of Transmittal (or manually signed facsimile thereof) and any other documents required by the Letter of Transmittal. THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING CERTIFICATES FOR SHARES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. IF DELIVERY IS BY MAIL, THEN REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED.

     Book-Entry Delivery. The Depositary will establish an account with respect to the shares for purposes of the Offer at DTC within two business days after the date of this Offer to Purchase, and any financial institution that is a participant in the respective Book-Entry Transfer Facilities' system may make book-entry delivery of the shares by causing such facility to transfer shares into the Depositary's account in accordance with the respective Book-Entry Transfer Facility's procedures for transfer. Although delivery of shares may be effected through a book-entry transfer into the Depositary's account at DTC, either
(a) a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) with any required signature guarantees and any other required documents must, in any case, be transmitted to and received by the Depositary at 2 Broadway, New York, New York 10004 prior to the Expiration Date or (b) the guaranteed delivery procedure described below must be followed. DELIVERY OF DOCUMENTS TO THE BOOK-ENTRY TRANSFER FACILITY DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Guaranteed Delivery.   If a stockholder desires to tender
shares of Common Stock pursuant to the Offer and such stockholder's share certificates cannot be delivered to the Depositary prior to the Expiration Date (or the procedures for book-entry transfer cannot be completed on a timely basis) or if time will not permit all required documents to reach the Depositary prior to the Expiration Date, such shares may nevertheless be tendered, provided that all of the following conditions are satisfied:

      (a)  such tender is made by or through an Eligible
 Institution;

      (b) the Depositary receives by hand, mail, telegram or facsimile transmission, prior to the Expiration Date, a properly completed and duly executed Notice of Guaranteed Delivery in the form the Company has provided with this Offer to Purchase (specifying the price at which the shares of Common Stock are being tendered), including (where required) a signature guarantee by an Eligible Institution; and

      (c) the certificates for all tendered shares, in proper form for transfer (or confirmation of book-entry transfer of such shares into the Depositary's account at DTC), together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof) and any required signature guarantees or other documents required by the Letter of Transmittal, are received by the Depositary within three Nasdaq trading days after the date of receipt by the Depositary of such Notice of Guaranteed Delivery.

     Stock Option Plans. The Company is not offering, as part of the Offer, to purchase any of the options (the "Options") outstanding under the Company's Stock Option Plans and tenders of such Options will not be accepted. Holders of Options who wish to participate in the Offer may exercise their Options and purchase shares of Common Stock and then tender such shares pursuant to the Offer, provided that any such exercise of an Option and tender of shares is in accordance with the terms of the Stock Option Plan and the Options. An exercise of an Option cannot be revoked even if the shares received upon the exercise thereof and tendered in the Offer are not purchased in the Offer for any reason. All holders of Options who are either executive officers or outside directors of the Company have indicated that they do not intend to exercise Options and tender such shares pursuant to the Offer.

     Determination of Validity; Rejection of Shares; Waiver of Defects; No Obligation to Give Notice of Defects. All questions as to the number of shares of Common Stock to be accepted, the price to be paid for shares to be accepted and the validity, form, eligibility (including time of receipt) and acceptance of any tender of shares will be determined by the Company, in its sole discretion, and its determination shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of any shares of Common Stock that it determines are not in appropriate form or the acceptance for payment of or payments for which may be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer or any defect or irregularity in any tender with respect to any particular shares or any particular stockholder. No tender of shares will be deemed to have been properly made until all defects or irregularities have been cured by the tendering stockholder or waived by the Company. None of the Company, the Depositary or any other person shall be obligated to give notice of any defects or irregularities in tenders, nor shall any of them incur any liability for failure to give any such notice.

CERTIFICATES FOR SHARES, TOGETHER WITH A PROPERLY COMPLETED LETTER OF TRANSMITTAL AND ANY OTHER DOCUMENTS REQUIRED BY THE LETTER OF TRANSMITTAL, MUST BE DELIVERED TO THE DEPOSITARY AND NOT TO THE COMPANY. ANY SUCH DOCUMENTS DELIVERED TO THE COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT BE DEEMED TO BE VALIDLY TENDERED.

     Tendering Stockholder's Representation and Warranty; Company's Acceptance Constitutes an Agreement. A tender of shares of Common Stock pursuant to any of the procedures described above will constitute the tendering stockholder's acceptance of the terms and conditions of the Offer, as well as the tendering stockholder's representation and warranty to the Company that (a) such stockholder has a net long position in the shares being tendered within the meaning of Rule 14e-4 promulgated by the Commission under the Exchange Act and (b) the tender of such shares complies with Rule 14e-4. It is a violation of Rule 14e-4 for a person, directly or indirectly, to tender shares for such person's own account unless, at the time of tender and at the end of the proration period or period during which shares are accepted by law (including any extensions thereof), the person so tendering (i) has a net long position equal to or greater than the amount of (a) shares tendered or (b) other securities convertible into or exchangeable or exercisable for the shares tendered and will acquire such shares for tender by conversion, exchange or exercise and (ii) will deliver or cause to be delivered such shares in accordance with the terms of the Offer. Rule 14e-4 provides a similar restriction applicable to the tender or guarantee of a tender on behalf of another person. The Company's acceptance for payment of shares of Common Stock tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and the Company upon the terms and conditions of the Offer.

4.   WITHDRAWAL RIGHTS.

     Except as otherwise provided in this Section 4, tenders of shares of Common Stock pursuant to the Offer are irrevocable. Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date and, unless theretofore accepted for payment by the Company pursuant to the Offer, may also be withdrawn at any time after 5:00 p.m., New York City time, on Monday, June 7, 1999.

     For a withdrawal to be effective, a notice of withdrawal must be in written, telegraphic or facsimile transmission form and must be received in a timely manner by the Depositary at 2 Broadway, New York, New York 10004. Any such notice of withdrawal must specify the name of the tendering stockholder, the name of the registered holder (if different from that of the person who tendered such shares), the number of shares tendered and the number of shares to be withdrawn. If the certificates for shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates for shares to be withdrawn and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution (except in the case of shares tendered by an Eligible Institution). If shares of Common Stock have been tendered pursuant to the procedure for book-entry tender set forth in Section 3, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn shares and otherwise comply with the procedures of such facility. None of the Company, the Depositary or any other person shall be obligated to give notice of any defects or irregularities in any notice of withdrawal nor shall any of them incur liability for failure to give any such notice. All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Company, in its sole discretion, which determination shall be final and binding.

     Withdrawals may not be rescinded and any shares withdrawn will thereafter be deemed not properly tendered for purposes of the Offer unless such withdrawn shares are properly retendered prior to the Expiration Date by again following one of the procedures described in Section 3.

     If the Company extends the Offer, is delayed in its purchase of shares or is unable to purchase shares pursuant to the Offer for any reason, then, without prejudice to the Company's rights under the Offer, the Depositary may, subject to applicable law, retain tendered shares on behalf of the Company and such shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in this Section 4.

5.   PURCHASE OF SHARES AND PAYMENT OF PURCHASE PRICE.

     Upon the terms and subject to the conditions of the Offer, as promptly as practicable following the Expiration Date, the Company (a) will determine the Purchase Price it will pay for the shares of Common Stock properly tendered and not withdrawn prior to the Expiration Date, taking into account the number of shares so tendered and the prices specified by tendering stockholders, and (b) will accept for payment and pay for (and thereby purchase) shares of Common Stock properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date. For purposes of the Offer, the Company will be deemed to have accepted for payment (and therefore purchased) shares of Common Stock that are tendered at or below the Purchase Price and not withdrawn (subject to the proration and conditional tender provisions of the Offer) only when, as and if it gives oral or written notice to the Depositary of its acceptance of such shares for payment pursuant to the Offer.

     Upon the terms and subject to the conditions of the Offer, promptly following the Expiration Date, the Company will accept for payment and pay a single per share Purchase Price for 346,000 shares (subject to increase or decrease as provided in Section
15).

     The Company will pay for shares purchased pursuant to the Offer by depositing the aggregate Purchase Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Company and transmitting payment to the tendering stockholders.

     In the event of proration, the Company will determine the proration factor and pay for those tendered shares accepted for payment as soon as practicable after the Expiration Date. However, the Company does not expect to be able to announce the final results of any proration and commence payment for shares purchased until approximately seven (7) to ten (10) business trading days after the Expiration Date. Certificates for all shares tendered and not purchased, including all shares tendered at prices in excess of the Purchase Price and shares not purchased due to proration or conditional tender, will be returned (or, in the case of shares tendered by book-entry transfer, such shares will be credited to the account maintained with DTC by the participant therein who so delivered such shares) to the tendering stockholder at the Company's expense as promptly as practicable after the Expiration Date without expense to the tendering stockholders. Under no circumstances will interest on the Purchase Price be paid by the Company by reason of any delay in making payment. In addition, if certain events occur, the Company may not be obligated to purchase shares pursuant to the Offer. See Section 7.

     The Company will pay all stock transfer taxes, if any, payable on the transfer to it of shares purchased pursuant to the Offer. If, however, payment of the Purchase Price is to be made to, or (in the circumstances permitted by the Offer) if unpurchased shares are to be registered in the name of, any person other than the registered holder, or if tendered certificates are registered in the name of any person other than the person signing the Letter of Transmittal, the amount of all stock transfer taxes, if any (whether imposed on the registered holder or such other person), payable on account of the transfer to such person will be deducted from the Purchase Price unless satisfactory evidence of the payment of the stock transfer taxes, or exemption therefrom, is submitted. See Instruction 7 of the Letter of Transmittal.

ANY TENDERING STOCKHOLDER OR OTHER PAYEE WHO FAILS TO COMPLETE FULLY, SIGN AND RETURN TO THE DEPOSITARY THE SUBSTITUTE FORM W-9 INCLUDED WITH THE LETTER OF TRANSMITTAL MAY BE SUBJECT TO REQUIRED BACKUP FEDERAL INCOME TAX WITHHOLDING OF 31% OF THE GROSS PROCEEDS PAID TO SUCH SHAREHOLDER OR OTHER PAYEE PURSUANT TO THE OFFER. SEE SECTION 14. ALSO SEE SECTION 14 REGARDING FEDERAL INCOME TAX CONSEQUENCES FOR NON-U.S. STOCKHOLDERS.

6.   CONDITIONAL TENDER OF SHARES.

     Under certain circumstances set forth in Section 1 above, the Company may prorate the number of shares of Common Stock purchased pursuant to the Offer. As discussed in Section 14, the number of shares of Common Stock to be purchased from a particular stockholder might affect the tax consequences of such purchase to such stockholder and such stockholder's decision whether to tender. Accordingly, if a stockholder tenders all shares of Common Stock he or she beneficially owns, the stockholder may tender shares subject to the condition that a specified minimum number, if any, must be purchased. Any stockholder wishing to make such a conditional tender should so indicate in the box captioned "Conditional Tender" on the Letter of Transmittal and, if applicable, on the Notice of Guaranteed Delivery. It is the tendering stockholder's responsibility to calculate such minimum number of shares and each stockholder is urged to consult his or her own tax advisor. If the effect of accepting tenders on a pro rata basis is to reduce the number of shares to be purchased from any stockholder below the minimum number so specified, such tender will automatically be deemed withdrawn, except as provided in the next paragraph, and shares tendered by such stockholder will be returned as soon as practicable after the Expiration Date.

     However, if so many conditional tenders would be deemed withdrawn that the total number of shares to be purchased falls below 346,000, then, to the extent feasible, the Company will select enough of such conditional tenders, which would otherwise have been deemed withdrawn, to purchase such desired number of shares. In selecting among such conditional tenders, the Company will select by lot at random and will limit its purchase in each case to the designated minimum number of shares of Common Stock to be purchased. Conditional tenders will be selected by lot only from stockholders who conditionally tender all of their shares of Common Stock.

IN THE EVENT OF PRORATION, ANY SHARES OF COMMON STOCK TENDERED
PURSUANT TO A CONDITIONAL TENDER FOR WHICH THE MINIMUM
REQUIREMENTS ARE NOT SATISFIED MAY NOT BE ACCEPTED AND WILL
THEREBY BE DEEMED WITHDRAWN.

7.   CERTAIN CONDITIONS OF THE OFFER.

     Notwithstanding any other provision of the Offer, the Company shall not be required to accept for payment, purchase or pay for any shares of Common Stock tendered and may terminate or amend the Offer or may postpone the acceptance for payment of, or the purchase of and the payment for shares of Common Stock tendered, subject to Rule 13e-4(f) under the Exchange Act, if at any time on or after April 9, 1999 and prior to the time of payment for any such shares (whether any shares of Common Stock have previously been accepted for payment pursuant to the Offer) any of the following events shall have occurred (or shall have been determined by the Company to have occurred) and, in the Company's judgment in any such case and regardless of the circumstances giving rise thereto (including any action or omission to act by the Company), the occurrence of such event or events makes it inadvisable to proceed with the Offer or with such acceptance for payment or payment:

     (a) there shall have been threatened or instituted or be pending any action or proceeding by any government or governmental, regulatory or administrative agency, authority or tribunal or any other person, domestic or foreign, before any court, authority, agency or tribunal that directly or indirectly
(i) challenges the making of the Offer, the acquisition of some of all of the shares pursuant to the Offer or otherwise relates in any manner to the Offer; or (ii) in the Company's sole judgment, could materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries or materially impair the contemplated benefits of the Offer to the Company;

     (b) there shall have been any action threatened, pending or taken, or approval withheld, or any statute, rule, regulation, judgment, order or injunction threatened, proposed, sought, promulgated, enacted, entered, amended, enforced or deemed to be applicable to the Offer or the Company or any of its subsidiaries, by any court or any authority, agency or tribunal that, in the Company's sole judgment, would or might directly or indirectly (i) make the acceptance for payment of, or payment for, some or all of the shares illegal or otherwise restrict or prohibit consummation of the Offer or otherwise relates in any manner to the Offer; (ii) delay or restrict the ability of the Company, or render the Company unable, to accept for payment or pay for some or all of the shares; (iii) materially impair the contemplated benefits of the Offer to the Company; or (iv) materially and adversely affect the business, condition (financial or other), income, operations or prospects of the Company and its subsidiaries, taken as whole, or otherwise materially impair in any way the contemplated future conduct of the business of the Company or any of its subsidiaries.

     (c) there shall have occurred (i) any general suspension of trading in, or limitation on prices for, securities on any national securities exchange or in the over-the-counter market;
(ii) the declaration of a banking moratorium or any suspension of payments in respect of banks in the United States (whether or not mandatory); (iii) the commencement of a war, armed hostilities or other international or national crisis directly or indirectly involving the United States; (iv) any limitation (whether or not mandatory) by any governmental, regulatory or administrative agency or authority on, or any event that, in the Company's sole judgment, might affect the extension of credit by banks or other lending institutions in the United States; (v) any significant decrease in the market price of the shares of Common Stock of the Company or any change in the general political, market, economic or financial conditions in the United States or abroad that could, in the sole judgment of the Company, have a material adverse effect on the Company's business, condition (financial or other), operations or prospects or on the trading in the shares;
(vi) any change in the general political, market, economic or financial conditions in the United States or abroad that could have a material adverse effect on the Company's business, condition (financial or other), operations or prospects or that, in the sole judgment of the Company, makes it inadvisable to proceed with the Offer; (vii) in the case of any of the foregoing existing at the time of the commencement of the Offer, a material acceleration or worsening thereof; or (viii) any decline in either the Dow Jones Industrial Average or the Standard and Poor's Index of 500 Companies by an amount in excess of 10% measured from the close of business on April 8, 1999;

     (d) a tender or exchange offer with respect to some or all of the shares (other than the Offer), or a merger or acquisition proposal for the Company, shall have been proposed, announced or made by another person or entity or shall have been publicly disclosed, or the Company shall have learned that (i) any person, entity or "group" (within the meaning of Section 13(d)(3) of the Exchange Act) shall have acquired or proposed to acquire beneficial ownership of more than 5% of the outstanding shares of Common Stock, or any new group shall have been formed that beneficially owns more than 5% of the outstanding shares of Common Stock (other than any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the Commission before April 9, 1999); (ii) any such person, entity or group who has filed a Schedule 13D or Schedule 13G with the Commission before April 9, 1999, shall have acquired or proposed to acquire beneficial ownership of an additional 2% or more of the outstanding shares of Common Stock; or (iii) any person, entity or group shall have filed a Notification and Report Form under the Hart-Scott- Rodino Antitrust Improvements Act of 1976 or made a public announcement reflecting an intent to acquire the Company or any of its subsidiaries or any of their respective assets or securities; or

     (e) any change or changes shall have occurred in the business, condition (financial or other), assets, income, operations, prospects or stock ownership of the Company or its subsidiaries that, in the Company's sole judgment, is or may be material to the Company or its subsidiaries.

     The foregoing conditions are for the sole benefit of the Company and may be asserted by the Company regardless of the circumstances (including any action or inaction by the Company) giving rise to any such condition and may be waived by the Company, in whole or in part, at any time and from time to time in its sole discretion. The Company's failure at any time to exercise any of the foregoing rights shall not be deemed a waiver of any such right and each such right shall be deemed an ongoing right which may be asserted at any time and from time to time. Any determination by the Company concerning the events described above will be final and binding on all parties.

8.   PRICE RANGE OF SHARES; DIVIDENDS.

     The Common Stock of the Company is traded on the Nasdaq
National Market. The following table sets forth, for the quarters indicated, the high and low trading prices per share of the Company's Common Stock.

1999 Quarter Ended                               HIGH            LOW
June 30, 1999 (through April 5, 1999)          $ 7.75         $  7.50
March 31, 1999                                   9.50            7.50
1998 Quarter Ended
December 31, 1998                                10.125          7.00
September 30, 1998                               14.375          8.50
June 30, 1998                                    13.50          11.25
March 31, 1998                                   12.50          10.50
1997 Quarter Ended
December 31, 1997                                12.00           9.50
September 30, 1997                                9.625          8.875
June 30, 1997                                     9.75           9.00
March 31, 1997                                   10.75           9.25

     On April 5, 1999, the closing price of the Common Stock was $7.50. Since inception, the Company has not declared or paid cash dividends on its equity securities, and the Company does not anticipate that it will pay cash dividends in the foreseeable future. The Company intends to retain earnings to finance its operations.

STOCKHOLDERS ARE URGED TO OBTAIN CURRENT MARKET QUOTATIONS FOR
THE COMMON STOCK.

9.   SOURCE AND AMOUNT OF FUNDS.

     Assuming the Company purchases 346,000 shares of Common Stock pursuant to the Offer at a purchase price of $10.00 per Share, the Company expects the maximum aggregate cost to purchase shares and to pay related fees and expenses to be approximately $
3.5 million. The Company expects to finance such transactions as described in Section 2.

10.  CERTAIN INFORMATION CONCERNING THE COMPANY.

GENERAL

    The Company operates outpatient physical and occupational therapy clinics which provide post-operative care and treatment for a variety of orthopedic-related disorders and sports-related injuries. At December 31, 1998, the Company operated 99 outpatient physical and occupational therapy clinics in 28 states. The clinics provide post-operative care and treatment for a variety of orthopedic-related disorders and sports-related injuries, treatment for neurologically-related injuries, rehabilitation of injured workers and preventative care. Each clinic's staff typically includes one or more licensed physical and/or occupational therapists and office personnel, and may also include physical and/or occupational therapy assistants, aides, exercise physiologists and athletic trainers. The clinics perform a tailored and comprehensive evaluation of each patient which is followed by a treatment plan specific to their type of injury. The clinics' business primarily originates from physician referrals. The principal sources of payment for the clinics' services are commercial health insurance, workers' compensation insurance, managed care programs, Medicare and proceeds from personal injury cases.

     While the Company is committed to the partnership program as its core business, it has begun to manage third-party physical therapy facilities for physician practices, with five such third-party facilities under management as of December 31, 1998. The Company believes that with physician groups facing declining incomes, the opportunity for enhancing the physicians' income through the ownership of in-house physical therapy facilities is becoming increasingly attractive. Since 1992, the Company has offered management and administrative services to its network of clinics owned with physical therapist partners. The Company is now offering that expertise to physician groups nationwide.

     The Company was formed in June 1990 and operated as a subchapter S Corporation until August 1991 when, in conjunction with a $2,500,000 private placement, it reorganized into a limited partnership form of organization. In May 1992, in connection with the Company's initial public offering, the Company was reorganized into its present form, a Nevada corporation with operating subsidiaries organized in the form of limited partnerships. The Company's principal executive office is located at 3040 Post Oak Blvd., Suite 222, Houston, Texas 77056.

CERTAIN FINANCIAL INFORMATION

     Set forth below is certain summary historical consolidated financial information of the Company and its subsidiaries. The historical financial information has been derived from the consolidated financial statements of the Company included in the Company's Annual Report on Form 10-K for the year ended December 31, 1998. The information presented below should be read in conjunction with the Company's consolidated financial statements and notes thereto.


                          At or For the Year Ended December 31,
                                   1998            1997
                           (in thousands, except per share data)

Statement of Operations
Data:
 Net revenues                    $44,023         $38,807
 Income before
  income taxes                     2,704           2,481
 Net income (1)                    1,596
2,426
 Per common share:
    Basic                           0.44            0.67
    Diluted                         0.43            0.65

Balance Sheet Data:
 Working capital                  13,007          11,204
 Total assets                     24,100          22,548
 Long-term debt, less
  current portion                  8,126           8,239
 Total shareholders' equity       11,605          10,002
 Ratio of earnings to fixed
  charges(2)                        2.56            2.51
 Book value per share               3.21            2.78

 ______________
(1) Prior to 1998, the Company had available unused net operating loss carryforwards to offset any federal income tax expense.
(2) Computed by dividing earnings by fixed charges. "Earnings" consist of pretax income from continuing operations, plus fixed charges and amortization expense related to capitalized interest. "Fixed charges" consist of interest costs plus amortization of debt issue costs and the interest portion of rental expense.

SUMMARY PRO FORMA FINANCIAL INFORMATION

     The following summary unaudited consolidated pro forma financial information gives effect to the purchase of shares of Common Stock pursuant to the Offer and the payment of related fees and expenses, as if the transaction had occurred on the first day of the period presented with respect to statement of operations data and on December 31, 1998 with respect to balance sheet data. The summary unaudited consolidated pro forma financial information should be read in conjunction with the summary historical financial information set forth above, and does not purport to be indicative of the results that would actually have been obtained, or results that may be obtained in the future, or the financial condition that would have resulted, if the purchase of shares of Common Stock pursuant to the Offer and the payment of related fees and expenses had been completed at the dates indicated.


                      At or For the Year Ended December 31, 1998
                                                   ProForma
                                         At $ 8.50         At $ 10.00
                         Historical      per Share         per  Share
                         (in thousands, except per share data)

Statement of Operations
 Data:
  Net revenues             $44,023       $43,866(2)        $43,839(2)
  Income before income
   taxes                     2,704         2,547(2)          2,520(2)
  Net income                 1,596         1,503(2)(3)       1,487(2)(3)
  Per common share:
   Basic                      0.44         0.46(2)(3)(5)      0.46(2)(3)(5)
   Diluted                    0.43         0.44(2)(3)(5)      0.44(2)(3)(5)

Balance Sheet Data:
 Working capital            13,007        9,868(2)(4)        9,322(2)(4)
 Total assets               24,100       20,961(2)(4)       20,415(2)(4)
 Long-term debt, less
   current portion           8,126        8,126              8,126
 Total shareholders' equity 11,605        8,530(2)(3)(4)     7,955(2)(3)(4)
 Ratio of earnings to fixed
  charges(1)                  2.56         2.47               2.46
 Book value per share         3.21         2.61(2)(3)(4)      2.44 (2)(3)(4)

________________
(1) Computed by dividing earnings by fixed charges. "Earnings" consist of pretax income from continuing operations, plus fixed charges and amortization expense related to capitalized interest. "Fixed charges" consist of interest costs plus amortization of debt issue costs and the interest portion of rental expense.
(2) Adjusted for the reduction in interest income earned on $3.0 million and $3.5 million of cash and cash equivalents assuming the Company purchases 346,000 shares of Common Stock at a purchase price of $8.50 and $10.00 per share, respectively, plus related fees and expenses.
(3) Adjusted to reflect a 41% effective tax rate, which equals the historical effective tax rate for 1998.
(4) Adjusted for the Company's use of $3.0 million and $3.5 million of cash and cash equivalents to purchase 346,000 shares of Common Stock at a purchase price of $8.50 and $10.00 per share, respectively, plus related fees and expenses.
(5)  Reflects the Company's purchase of 346,000 shares of Common
Stock.

ADDITIONAL INFORMATION

     The Company is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports and other information with the Commission relating to its business, financial condition and other matters. Information, as of particular dates, concerning the Company's directors and officers, their remuneration, options granted to them, the principal holders of the Company's securities and any material interest of such persons in transactions with the Company is required to be disclosed in proxy statements distributed to the Company's stockholders and filed with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at 450 Fifth Street, N.W., Room 2120, Washington, D.C. 20549; at its regional offices located at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661-2511; and 7 World Trade Center, New York, New York 10048. Copies of such material may also be obtained by mail, upon payment of the Commission's customary charges, from the Public Reference Section of the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission also maintains a Web site on the World Wide Web at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants that file electronically with the Commission. Such reports, proxy statements and other information concerning the Company also can be inspected at the offices of the Nasdaq National Market, 1735 K Street NW, Washington, DC 20006-1500, on which the Company's Common Stock is traded.

11.  INTERESTS OF DIRECTORS AND OFFICERS; TRANSACTIONS AND
ARRANGEMENTS CONCERNING SHARES.

     As of April 8, 1999, the Company had issued and outstanding 3,621,609 shares of Common Stock. The 346,000 shares of Common Stock that the Company is offering to purchase pursuant to the Offer represent approximately 9.6% of the outstanding shares. As of April 8, 1999, the Company's directors and executive officers as a group (12 persons) beneficially owned an aggregate of 1,709,580 shares of Common Stock, representing approximately 37.6% of the outstanding shares. The Company has been advised that none of its directors and executive officers intend to tender shares of Common Stock pursuant to the Offer. If the Company purchases 346,000 shares pursuant to the Offer, then immediately after the purchase of shares of Common Stock pursuant to the Offer, the Company's executive officers and directors as a group will beneficially own approximately 40.7% of the outstanding shares of the Company's Common Stock.

     Based upon the Company's records and upon information provided to the Company by its directors, executive officers, associates and subsidiaries, neither the Company nor, to the best of the Company's knowledge, any of the directors or executive officers of the Company or any of its subsidiaries nor any associates or subsidiaries of the foregoing, has effected any transactions in the shares during the 40 business days prior to the date hereof.

     Except as set forth in this Offer to Purchase, neither the Company nor any person controlling the Company nor, to the Company's knowledge, any of its directors or executive officers, is a party to any contract, arrangement, understanding or relationship with any other person relating, directly or indirectly, to the Offer with respect to any securities of the Company (including, but not limited to, any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guarantees of loans, guarantees against loss or the giving or withholding of proxies, consents or authorizations).


12.  EFFECTS OF THE OFFER ON THE MARKET FOR SHARES; REGISTRATION
UNDER THE EXCHANGE ACT.

     The Company's purchase of shares of Common Stock pursuant to the Offer will reduce the number of shares that might otherwise be traded publicly and may reduce the number of stockholders. Nonetheless, the Company anticipates that there will be a sufficient number of shares of Common Stock outstanding and publicly traded following consummation of the Offer to ensure a continued trading market for the shares. Based upon published guidelines of the Nasdaq National Market, the Company does not believe that its purchase of shares of Common Stock pursuant to the Offer will cause the Company's remaining Common Stock to be delisted from the Nasdaq National Market.

     The shares of Common Stock are currently "margin securities" under the rules of the Federal Reserve Board. This has the effect, among other things, of allowing brokers to extend credit to their customers using such shares as collateral. The Company believes that, following the purchase of shares of Common Stock pursuant to the Offer, the shares of Common Stock will continue to be "margin securities" for purposes of the Federal Reserve Board's margin regulations.

     Shares of Common Stock the Company acquires pursuant to the Offer will be retained as treasury stock by the Company (unless and until the Company determines to retire or restore such shares to the status of unissued shares) and will be available for the Company to issue without further stockholder action (except as required by applicable law or the rules of the Nasdaq National Market). The Company has no current plans for issuance of the shares of Common Stock repurchased pursuant to the Offer.

     The shares of Common Stock are registered under the Exchange Act, which requires, among other things, that the Company furnish certain information to its stockholders and the Commission and comply with the Commission's proxy rules in connection with meetings of the Company's stockholders. The Company believes that its purchase of shares pursuant to the Offer will not result in deregistration of the shares under the Exchange Act.

13.  CERTAIN LEGAL MATTERS; REGULATORY APPROVALS.

     The Company is not aware of any license or regulatory permit that appears to be material to the Company's business that might be adversely affected by the Company's acquisition of shares of Common Stock as contemplated herein or of any approval or other action by any government or governmental, administrative or regulatory authority or agency, domestic or foreign, that would be required for the acquisition or ownership of shares of the Company as contemplated herein. Should any such approval or other action be required, the Company presently contemplates that such approval or other action will be sought. The Company is unable to predict whether it may determine that it is required to delay the acceptance for payment of or payment for shares of Common Stock tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that the failure to obtain any such approval or other action might not result in adverse consequences to the Company's business. The Company's obligations under the Offer to accept for payment and pay for shares of Common Stock is subject to certain conditions. See
Section 7.

14.  CERTAIN FEDERAL INCOME TAX CONSEQUENCES.

     The following is a general summary of the material federal income tax consequences of the sale of shares pursuant to the Offer. This discussion is based on the Internal Revenue Code of 1986, as amended (the "Code"), its legislative history, Treasury Regulations thereunder and administrative and judicial interpretations thereof, as of the date hereof, all of which are subject to change (possibly on a retroactive basis). This summary does not discuss all the tax consequences that may be relevant to a particular stockholder in light of the stockholder's particular circumstances and it is not intended to be applicable in all respects to all categories of stockholders. Some stockholders, such as insurance companies, tax-exempt persons, financial institutions, regulated investment companies, dealers in securities or currencies, persons that hold shares of Common Stock as a position in a "straddle" or as part of a "hedge," "conversion transaction" or other integrated investment, persons who received shares of Common Stock as compensation or persons whose functional currency is other than United States dollars, may be subject to different rules not discussed below. In addition, this summary does not address any state, local or foreign tax considerations that may be relevant to a stockholder's decision to tender shares of Common Stock pursuant to the Offer. This summary assumes shares of Common Stock are held as capital assets within the meaning of Section 1221 of the Code.

     EACH STOCKHOLDER IS URGED TO CONSULT HIS OR HER OWN TAX
ADVISER WITH RESPECT TO THE FEDERAL, STATE AND LOCAL CONSEQUENCES
OF PARTICIPATING IN THE OFFER, AS WELL AS ANY TAX CONSEQUENCES
ARISING UNDER THE LAWS OF ANY OTHER TAXING JURISDICTION.

     Tax Consequences of Offer -- Distribution vs. Sale Treatment. The Company's purchase of shares of Common Stock from a stockholder pursuant to the Offer will be treated by the stockholder either as a sale of the shares or as a distribution. The purchase will treated as a sale if the stockholder meets any of the three tests discussed below. It will be treated as a distribution if the stockholder satisfies none of the three tests discussed below.

     If the purchase of shares from a particular stockholder is treated as a sale, the stockholder will recognize gain or loss on the exchange in an amount equal to the difference between the amount of cash received by the stockholder and the stockholder's tax basis in the shares sold. The gain or loss will be capital gain or loss and will be long-term capital gain or loss if the shares were held more than one year. A stockholder must calculate gain or loss separately for each block of shares of Common Stock that he or she owns. A stockholder may be able to designate which blocks and the order of such blocks of shares of Common Stock to be tendered pursuant to the Offer.

     If the purchase of shares from a particular stockholder is treated as a distribution, the distribution will be treated as a dividend and taxed to the stockholder as ordinary income to the extent that the Company's current and accumulated earnings and profits would be allocable to the distribution. In addition, the tax basis of the stockholder's sold shares will be added to the tax basis of the remaining shares and not used to offset the stockholder's ordinary income. The Company believes that it has sufficient current and accumulated earnings and profits so that all distributions would be treated as dividends and therefore taxed as ordinary income.

     Determination of Sale or Distribution Treatment.  The
Company's purchase of shares of Common Stock pursuant to the Offer will be treated as a sale of the shares by a stockholder if:

     (a) the purchase completely terminates the stockholder's equity interest in the Company;

     (b) the receipt of cash by the stockholder is "not essentially equivalent to a dividend"; or

     (c) as a result of the purchase there is a "substantially disproportionate" reduction in the stockholder's equity interest in the Company.

If none of these tests are met with respect to a particular stockholder, then the stockholder will treat the Company's purchase of shares of Common Stock pursuant to the Offer as a distribution.

     In applying the foregoing tests, the constructive ownership rules of Section 318 of the Code apply. Thus, a stockholder is treated as owning not only shares of Common Stock actually owned by the stockholder but also shares of Common Stock actually (and in some cases constructively) owned by others. Pursuant to the constructive ownership rules, a stockholder will be considered to own shares of Common Stock owned, directly or indirectly, by certain members of the stockholder's family and certain entities (such as corporations, partnerships, trusts and estates) in which the stockholder has an interest, as well as shares of Common Stock which the stockholder has an option to purchase.

     Complete Termination. A sale of shares pursuant to the Offer will be deemed to result in a "complete termination" of the stockholder's interest in the Company if, immediately after the sale, either:

     (a) the stockholder owns, actually and constructively, no shares of Common Stock; or

     (b) the stockholder actually owns no shares of Common Stock and constructively owns only shares of Common Stock as to which the stockholder is eligible to waive, and does effectively waive, such constructive ownership under the procedures described in Section 302(c)(2) of the Code. If a stockholder desires to file such a waiver, the stockholder should consult his or her own tax advisor.

     Not Essentially Equivalent To A Dividend. A sale of shares pursuant to the Offer will be treated as "not essentially equivalent to a dividend" if it results in a "meaningful reduction" in the selling stockholder's proportionate interest in the Company. Whether a stockholder meets this test will depend on relevant facts and circumstances. The IRS has held in a public ruling that, under the particular facts of that ruling, a 3.3% reduction in the percentage stock ownership of a stockholder constituted a "meaningful reduction" when the stockholder owned
 .0001118% of the publicly-held corporation's stock before a redemption, owned .0001081% of the corporation's stock after the redemption, and did not exercise any control over corporate affairs. In that ruling, the IRS applied the meaningful reduction standard to the following three important rights attributable to stock ownership:

     (1)  the right to vote and thereby exercise control;
     (2) the right to participate in current earnings and accumulated surplus; and
     (3)  the right to share in net assets on liquidation.

In measuring the change, if any, in a stockholder's proportionate interest in the Company, the meaningful reduction test is applied by taking into account all shares of Common Stock that the Company purchases pursuant to the Offer, including shares purchased from other stockholders.

     If, taking into account the constructive ownership rules of
Section 318 of the Code, a stockholder owns shares of Common Stock that constitute only a minimal interest in the Company and does not exercise any control over the affairs of the Company, any reduction in the stockholder's percentage interest in all of the three rights described in the preceding sentence should be a "meaningful reduction." Such selling stockholder would, under these circumstances, be entitled to treat his or her sale of shares of Common Stock pursuant to the Offer as a sale for federal income tax purposes.

     Substantially Disproportionate. Under Section 302(b)(2) of the Code, a sale of shares of Common Stock pursuant to the Offer, in general, will be "substantially disproportionate" as to a stockholder if immediately after the sale the ratio of the outstanding Common Stock that the stockholder then actually and constructively owns (treating as not outstanding all voting stock purchased by the Company pursuant to the Offer) is less than 80% of the ratio of the outstanding Common Stock that the stockholder actually and constructively owned immediately before the sale of shares (treating as outstanding all Common Stock purchased by the Company pursuant to the Offer).

     Corporate Dividends-received Deduction. If the case of a corporate stockholder, if cash received pursuant to the Offer is treated as a dividend, the resulting dividend income may be eligible for the 70% dividends-received deduction. The dividends-received deduction is subject to certain limitations. Corporate stockholders are urged to consult with their own tax advisors regarding the availability of the dividends-received deduction.

     Company Cannot Predict Whether There Will Be Sale or Distribution Treatment. The Company cannot predict whether or the extent to which the Offer will be oversubscribed. If the Offer is oversubscribed, proration of tenders pursuant to the Offer will cause the Company to accept fewer shares of Common Stock than are tendered. Consequently, the Company can give no assurance that a sufficient number of any stockholder's shares of Common Stock will be purchased pursuant to the Offer to ensure that such purchase will be treated as a sale or exchange, rather than as a dividend, for federal income tax purposes pursuant to the rules discussed above. However, see Section 6 regarding a stockholder's right to tender shares of Common Stock subject to the condition that a specified minimum number of such shares of Common Stock must be purchased (if any are purchased).

     Consequences to Stockholders Who Do Not Sell Shares Pursuant to the Offer. Stockholders who do not sell shares of Common Stock pursuant to the Offer will not incur any tax liability as a result of the consummation of the Offer.

     Backup Federal Income Tax Withholding.   Payments in
connection with the Offer may be subject to "backup withholding" at a 31% rate. Under the backup withholding rules, a stockholder may be subject to backup withholding at the rate of 31% with respect to a payment of cash pursuant to the Offer unless the stockholder (a) is a corporation or comes within certain other exempt categories (including financial institutions and certain non-U.S. stockholders) and, when required, demonstrates this fact or (b) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding and otherwise complies with applicable requirements of the backup withholding rules. A U.S. stockholder that does not provide the Depositary with a correct taxpayer identification number may also be subject to penalties imposed by the IRS.

     To prevent backup withholding and possible penalties, each stockholder should complete the substitute IRS Form W-9 included in the Letter of Transmittal. In order to qualify for an exemption from backup withholding, a non-U.S. stockholder must submit a properly executed IRS Form W-8 to the Depositary. Any amount paid as backup withholding will be creditable against the shareholder's income tax liability.

     Taxation of non-U.S. Stockholders. The rules governing federal income taxation of the receipt by non-U.S. Shareholders of cash pursuant to the Offer are complex and no attempt is made herein to provide more than a brief summary of such rules. Accordingly, non-U.S. stockholders should consult with their own tax advisers to determine the impact of federal, state, local and foreign income tax laws with regard to the receipt of cash pursuant to the Offer.

     For purposes of this discussion, a "non-U.S. stockholder" means a stockholder who is not (a) a citizen or resident of the United States, (b) a corporation, partnership or other entity created or organized under the laws of the United States or of any State or political subdivision of the foregoing, (c) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (d) a trust with regards to which a court within the United States is able to exercise primary supervision over the administration and one or more U.S. trustees have the authority to control all substantial decisions.

     The U.S. generally imposes a withholding tax with respect to distributions to non-U.S. stockholders, and the Depositary intends to withhold 30% from the gross payments made to non-U.S. stockholders pursuant to the Offer, unless the Depositary determines that a non- U.S. stockholder is either exempt from the withholding tax or entitled to a reduced withholding rate under an income tax treaty. A non-U.S. stockholder who is eligible for a reduced rate of withholding pursuant to a U.S. income tax treaty must certify such to the Depositary by providing to the Depositary a properly executed IRS Form 1001 prior to the time payment is made. A non-U.S. stockholder may be eligible to obtain from the IRS a refund of tax withheld if such non-U.S. stockholder is able to establish that no tax (or a reduced amount of tax) is due.

     A non- U.S. stockholder will not be subject to the withholding tax if a payment from the Company pursuant to the Offer is effectively connected with the conduct of a trade or business in the United States by such non-U.S. stockholder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. stockholder) and the non-U.S. stockholder has furnished the Depositary with a properly executed IRS Form 4224 prior to the time of payment. If a payment from the Company pursuant to the Offer is effectively connected with a United States trade or business, the non-U.S. stockholder will be subject to tax on a net basis at graduated rates, in the same manner as U.S. stockholders are taxed with respect to the payment.

     ALL STOCKHOLDERS ARE ADVISED TO CONSULT THEIR OWN TAX
ADVISORS REGARDING THE FEDERAL, STATE, LOCAL AND FOREIGN TAX
CONSEQUENCES OF EXCHANGING SHARES FOR CASH PURSUANT TO THE OFFER
IN LIGHT OF THEIR OWN PARTICULAR CIRCUMSTANCES.

15.  EXTENSION OF OFFER; TERMINATION; AMENDMENT.

     The Company expressly reserves the right, in its sole discretion, at any time and from time to time, and regardless of whether or not any of the events set forth in Section 7 shall have occurred or shall be deemed by the Company to have occurred, to extend the period of time during which the Offer is open and thereby delay acceptance for payment of and payment for any shares of Common Stock by giving oral or written notice of such extension to the Depositary and making a public announcement thereof. The Company also expressly reserves the right, in its sole discretion, to terminate the Offer and not accept for payment or pay for any shares of Common Stock not previously accepted for payment or paid for or, subject to applicable law, to postpone payment for shares of Common Stock upon the occurrence of any of the conditions specified in Section 7 by giving oral or written notice of such termination or postponement to the Depositary and making a public announcement thereof. The Company's reservation of the right to delay payment for shares of Common Stock which it has accepted for payment is limited by Rule 13e-4(f)(5) promulgated under the Exchange Act, which requires that the Company must pay the consideration offered or return the shares of Common Stock tendered promptly after termination or withdrawal of a tender offer. Subject to compliance with applicable law, the Company further reserves the right, in its sole discretion, and regardless of whether any of the events set forth in Section 7 shall have occurred or shall be deemed by the Company to have occurred, to amend the Offer in any respect (including, without limitation, by decreasing or increasing the consideration offered in the Offer to holders of shares or by decreasing or increasing the number of shares being sought in the Offer). Amendments to the Offer may be made at any time and from time to time effected by public announcement thereof, such announcement, in the case of an extension, to be issued no later than 9:00 a.m., Eastern time, on the next business day after the last previously scheduled or announced Expiration Date. Any public announcement made pursuant to the Offer will be disseminated promptly to stockholders in a manner reasonably designated to inform stockholders of such change. Without limiting the manner in which the Company may choose to make a public announcement, except as required by applicable law, the Company shall have no obligation to publish, advertise or otherwise communicate any such public announcement other than by making a press release to the Dow Jones New Service.

     If the Company materially changes the terms of the Offer or the information concerning the Offer, or if it waives a material condition of the Offer, the Company will extend the Offer to the extent required by Rules 13e-4(d)(2) and 13e-4(e)(2) promulgated under the Exchange Act. These rules require that the minimum period during which an offer must remain open following material changes in the terms of the Offer or information concerning the Offer (other than a change in price or a change in percentage of securities sought) will depend on the facts and circumstances, including the relative materiality of such terms or information. If (a) the Company increases or decreases the price to be paid for shares, the number of shares of Common Stock being sought in the Offer and, in the event of an increase in the number of shares being sought, such increase exceeds 2% of the outstanding shares, and (b) the Offer is scheduled to expire at any time earlier than the expiration of a period ending on the tenth business day from and including the date that such notice of an increase or decrease is first published, sent or given in the manner specified in this Section 15, the Offer will be extended until the expiration of such period of ten business days.

16.  FEES AND EXPENSES.

     The Company has retained Continental Stock Transfer & Trust Company to act as Depositary in connection with the Offer. The Depositary will receive reasonable and customary compensation for its services, will be reimbursed by the Company for certain reasonable out-of-pocket expenses and will be indemnified against certain liabilities in connection with the Offer, including certain liabilities under the federal securities laws.

     No fees or commissions will be payable to brokers, dealers or other persons (other than fees to the Depositary as described above) for soliciting tenders of shares pursuant to the Offer. The Company, however, upon request, will reimburse brokers, dealers and commercial banks for customary mailing and handling expenses incurred by such persons in forwarding the Offer and related materials to the beneficial owners of shares of Common Stock held by any such person as a nominee or in a fiduciary capacity. No broker, dealer, commercial bank or trust company has been authorized to act as the agent of the Company or the Depositary for purposes of the Offer.

     The Company will pay or cause to be paid all stock transfer taxes, if any, on its purchase of shares except as otherwise provided in Instruction 7 in the Letter of Transmittal.

17.  MISCELLANEOUS.

     The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of shares of Common Stock residing in such jurisdiction.

     Pursuant to Rule 13e-4 of the General Rules and Regulations under the Exchange Act, the Company has filed with the Commission an Issuer Tender Offer Statement on Schedule 13E-4 which contains additional information with respect to the Offer. Such Schedule 13E-4, including the exhibits and any amendments thereto, may be examined, and copies may be obtained, at the same places and in the same manner as is set forth in Section 10 with respect to information concerning the Company.

NO PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR MAKE ANY REPRESENTATION ON BEHALF OF THE COMPANY IN CONNECTION WITH THE OFFER OTHER THAN THOSE CONTAINED IN THIS OFFER TO PURCHASE OR IN THE RELATED LETTER OF TRANSMITTAL. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY.

                                      U.S. PHYSICAL THERAPY, INC.

                                                    April 9, 1999





















              [THIS PAGE INTENTIONALLY LEFT BLANK]





















              [THIS PAGE INTENTIONALLY LEFT BLANK]





















              [THIS PAGE INTENTIONALLY LEFT BLANK]


                                                               EXHIBIT (a)(2)
                      LETTER OF TRANSMITTAL
                To Tender Shares of Common Stock
                               of
                   U.S. PHYSICAL THERAPY, INC.
      Pursuant to the Offer to Purchase Dated April 9, 1999

   THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT
      5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MAY 7, 1999
                  UNLESS THE OFFER IS EXTENDED.

                The Depositary for the Offer is:
           CONTINENTAL STOCK TRANSFER & TRUST COMPANY

 By Mail, Overnight Delivery or       By Facsimile Transmission:
              Hand:                (Eligible Institutions only. See
                                            Instruction 1)

Continental Stock Transfer and              (212) 509-5150
 Trust Company                           Confirm by Telephone:
2 Broadway                             (212) 509-4000 (ext. 535)
New York, NY  10004

     DELIVERY TO AN ADDRESS OTHER THAN AS SET FORTH ABOVE OR TRANSMISSION VIA FACSIMILE TO A NUMBER OTHER THAN AS SET FORTH ABOVE OF THIS LETTER OF TRANSMITTAL WILL NOT CONSTITUTE A VALID
DELIVERY.  DELIVERIES TO THE COMPANY WILL NOT BE FORWARDED TO THE
  DEPOSITARY AND THEREFORE WILL NOT CONSTITUTE VALID DELIVERY.
   DELIVERIES TO DTC WILL NOT CONSTITUTE VALID DELIVERY TO THE
                           DEPOSITARY.

     DESCRIPTION OF SHARES TENDERED (See Instructions 3 and 4)
Name(s) and address(es) of registered        Shares Tendered
              holder(s)               (attach signed additional list
(please fill in, if blank, exactly as         if necessary)
name(s) appear(s) on certificate(s))
                                                   Total
                                                 Number of   Number
                                      Certifi-    Shares       of
                                       cate(s)    Repre-     Shares
                                       Number1   sented by  Tendered
                                                 Certifi-      3
                                                 cate(s)2





Indicate in this box the order (by certificate number) in which Shares are to be purchased in the event of proration. If you do not designate an order, in the event less than all Shares tendered are purchased due to proration, Shares will be selected for purchase by the Depositary. See Instruction 10.
1st:       2nd:          3rd:            4th:            5th:


1  Need not be completed by stockholders tendering Shares by book-
entry transfer.
2 This letter of transmittal may not be used for shares attributable to accounts under the U.S. Physical Therapy, Inc. Stock Option Plans. See Section 3, "Procedures for Tendering Shares-Stock Option Plans" in the Offer to Purchase.
3    If  you desire to tender fewer than all Shares evidenced  by any certificates listed above, please indicate in this column the number of Shares you wish to tender. Otherwise, all Shares evidenced by such certificates will be deemed to have been tendered. See Instruction 4.

     Any stockholder wishing to tender all or any part of his or her shares of Common Stock should either:
X   complete and sign this Letter of Transmittal (or a facsimile hereof) in accordance with the instructions hereto and either mail or deliver it with any required signature guarantee and any other required documents to Continental Stock Transfer & Trust Company (the "Depositary"), and either mail or deliver the stock certificates for such shares to the Depositary (with all such other documents) or tender such shares pursuant to the procedure for book-entry tender set forth in Section 3, or
X    request a broker, dealer, commercial bank, trust company or other nominee to effect the transaction for such stockholder. Holders of shares of Common Stock registered in the name of a broker, dealer, commercial bank, trust company or other nominee should contact such person if they desire to tender their shares.
Any stockholder who desires to tender shares of Common Stock and whose certificates for such shares cannot be delivered to the Depositary or who cannot comply with the procedure for book-entry transfer or whose other required documents cannot be delivered to the Depositary, in any case, by the expiration of the Offer must tender such shares pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. See Instruction 2.

      Questions and requests for assistance or for additional copies of this Letter of Transmittal, the Offer to Purchase or the Notice of Guaranteed Delivery may be directed to Dorothy Flato, Corporate Secretary, U.S. Physical Therapy, Inc., 3040 Post Oak Blvd., Suite 222, Houston, Texas 77056 (telephone: (713) 297-7000).

LOST, STOLEN OR DESTROYED CERTIFICATES:

   Check here if any of the certificates representing Shares that you own have been lost, destroyed or stolen. See
   Instruction 16.

   Number of Shares represented by lost, destroyed or stolen certificates:




                           METHOD OF TENDER
UNCONDITIONAL TENDER OF SHARES (check one box):
   Check here if tendered Shares are enclosed herewith.
   Check here if tendered Shares are being delivered by book-entry transfer made to the account maintained by the Depositary at DTC and complete the following (for use by Eligible Institutions only):
     Name of Tendering Institution:
     DTC Account Number:
     Transaction Code Number:

   Check here if tendered Shares are being delivered pursuant to a Notice of Guaranteed Delivery enclosed herewith and complete the following (for use by Eligible Institutions only):
     Name of Registered Holder(s):
     Window Ticket Number (if any):
     Date of Execution of Notice of Guaranteed Delivery:
     Name of Eligible Institution that Guaranteed Delivery:

CONDITIONAL TENDER OF SHARES (See Instruction 9) Odd lot shares cannot be conditionally tendered.
   Check here if tendering all of the stockholder's Shares and if tender of Shares is conditional on the Company's purchasing all or a minimum number of the tendered Shares and complete the following:
     Minimum Number of Shares to be Sold:

ODD LOTS (See Instruction 8)
To be completed ONLY if the Shares are being tendered by or on behalf of a person owning an aggregate of 99 or fewer Shares (excluding shares attributable to individual accounts under the Stock Option Plans) (check one box):
     The undersigned is tendering such Shares at the Purchase Price, as the same shall be determined by the Company in accordance with the terms of the Offer (persons checking this box need not indicate the price per Share below); or

     The undersigned is tendering such Shares at the price per Share indicated below under "Price (In Dollars) Per Share at Which Shares Are Being Tendered."


TO CONTINENTAL STOCK TRANSFER & TRUST COMPANY

     The undersigned hereby tenders to U.S. Physical Therapy, Inc., a Nevada corporation (the "Company"), the above described shares of the Company's Common Stock, $.01 par value per share (the "Shares"), at a price per Share indicated in this Letter of Transmittal (unless this Letter of Transmittal is for an Odd Lot Holder who has elected to accept the Purchase Price determined by the Company), in cash, upon the terms and subject to the conditions set forth in the Company's Offer to Purchase, dated April 9, 1999 (the "Offer to Purchase"), receipt of which is hereby acknowledged, and in this Letter of Transmittal (which together constitute the "Offer").

     Subject to and effective upon acceptance for payment of and payment for the Shares tendered hereby in accordance with the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), the undersigned hereby sells, assigns and transfers to, or upon the order of, the Company all right, title and interest in and to all the Shares that are being tendered hereby and orders the registration of all such Shares if tendered by book-entry transfer that are purchased pursuant to the Offer and hereby irrevocably constitutes and appoints the Depositary as the true and lawful agent and attorney-in-fact of the undersigned (with full knowledge that said Depositary also acts as the agent of the Company) with respect to such Shares with full power of substitution (such power of attorney being deemed to be an irrevocable power coupled with an interest), to:

     (a) deliver certificate(s) for such Shares or transfer ownership of such Shares on the account books maintained by DTC, together, in either such case, with all accompanying evidences of transfer and authenticity, to, or upon the order of, the Company upon receipt by the Depositary, as the undersigned's agent, of the aggregate Purchase Price (as defined below) with respect to such Shares;

     (b) present certificates for such Shares for cancellation and transfer on the Company's books; and

     (c) receive all benefits and otherwise exercise all rights of beneficial ownership of such Shares, subject to the next paragraph, all in accordance with the terms of the Offer.

The undersigned hereby represents and warrants to the Company that:

     (a) the undersigned understands that tenders of Shares pursuant to any one of the procedures described in Section 3 of the Offer to Purchase and in the instructions hereto will constitute the undersigned's acceptance of the terms and conditions of the Offer, including the undersigned's representation and warranty to the Company that:

          (i) the undersigned has a net long position in Shares or equivalent securities at least equal to the Shares tendered within the meaning of Rule 14e-4 under the Securities Exchange
Act of 1934, as amended (the "1934 Act"), and

          (ii) such tender of Shares complies with Rule 14e-4 under the 1934 Act;

     (b) the undersigned has full power and authority to tender, sell, assign and transfer Shares tendered hereby and that, when and to the extent the Company accepts such Shares for purchase, the Company will acquire good, marketable and unencumbered title to them, free and clear of all security interests, liens, restrictions, charges, encumbrances, conditional sales agreements or other obligations relating to their sale or transfer, and not subject to any adverse claim;

     (c) on request, the undersigned will execute and deliver any additional documents the Depositary or the Company deems necessary or desirable to complete the assignment, transfer and purchase of the Shares tendered hereby; and

     (d) the undersigned has read and agrees to all of the terms of the Offer.

     All authorities conferred or agreed to be conferred in this Letter of Transmittal shall not be affected by, and shall survive the death or incapacity of the undersigned, and any obligation of the undersigned hereunder shall be binding upon the heirs, personal representatives, executors, administrators, successors, assigns, trustees in bankruptcy, and legal representatives of the undersigned. Except as stated in the Offer to Purchase, this tender is irrevocable. The Company's acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the undersigned and the Company upon the terms and subject to the conditions of the Offer.

     The name(s) and address(es) of the registered holder(s) should be printed above, if they are not already printed above, exactly as they appear on the certificates representing Shares tendered hereby. The certificate numbers, the number of Shares represented by such certificates and the number of Shares that the undersigned wishes to tender, should be set forth in the appropriate boxes above. Any order (by certificate number) in which the tendered Shares must be purchased should also be indicated above. The price at which such Shares are being tendered should be indicated in the box below (unless this Letter of Transmittal is for an Odd Lot Holder who has elected to accept the Purchase Price determined by the Company). The undersigned understands that the Company will, upon the terms and subject to the conditions of the Offer, determine a single per Share price (not in excess of $10.00 nor less than $8.50 per Share) in cash (the "Purchase Price") that it will pay for Shares validly tendered and not withdrawn prior to the Expiration Date pursuant to the Offer, taking into account the number of Shares so tendered and the prices (in multiples of $0.125) specified by tendering stockholders. The undersigned understands that the Company will select the lowest Purchase Price that will allow it to buy 346,000 Shares (or such lesser number of Shares as are validly tendered at prices not in excess of $10.00 nor less than $8.50 per Share) pursuant to the Offer. The undersigned understands that all Shares properly tendered at prices at or below the Purchase Price and not withdrawn prior to the Expiration Date will be purchased at the Purchase Price, upon the terms and subject to the conditions of the Offer, including its proration and conditional tender provisions, and that the Company will return all other Shares not purchased pursuant to the Offer, including Shares tendered at prices greater than the Purchase Price and not withdrawn prior to the Expiration Date and Shares not purchased because of proration or conditional tender.

     The undersigned recognizes that, under certain circumstances set forth in the Offer to Purchase, the Company may terminate or amend the Offer or may postpone the acceptance for payment of, or the payment for, Shares tendered or may accept for payment fewer than all of the Shares tendered hereby. In any such event, the undersigned understands that certificate(s) for any Shares delivered herewith but not tendered or not purchased will be returned to the undersigned at the address indicated above, unless otherwise indicated under the "Special Payment Instructions" or "Special Delivery Instructions" boxes below. The undersigned recognizes that the Company has no obligation, pursuant to the "Special Payment Instructions," to transfer any certificate for Shares from the name of its registered holder, or to order the registration or transfer of Shares tendered by book-entry transfer, if the Company purchases none of the Shares represented by such certificate or tendered by such book-entry transfer.

      The check for the aggregate Purchase Price for such of the Shares tendered hereby as are purchased will be issued to the order of the undersigned and mailed to the address indicated above, unless otherwise indicated under the "Special Payment Instructions" or "Special Delivery Instructions" boxes below.

   SPECIAL PAYMENT INSTRUCTIONS        SPECIAL DELIVERY INSTRUCTIONS
 (See Instructions 1, 4, 6, 7 and    (See Instructions 1, 4, 6 and 11)
               11)
   To be completed ONLY if To be completed ONLY if certificates for Shares not certificates for Shares not tendered or not purchased and/or tendered or not purchased and/or any check for the aggregate any check for the aggregate Purchase Price of Shares purchased Purchase Price of Shares are to be issued in the name of purchased are to be issued in the and sent to someone other than the name of and sent to someone other
undersigned.                         than the undersigned.
     Issue  Certificate(s)  and/or        Mail  Certificate(s)  and/or
Check to:                            Check to:
Name:                                Name:
      (please print or type)              (please print or type)
Address:                             Address:



        (include zip code)                  (include zip code)

   Tax identification or Social
         Security Number
    (See Substitute Form W-9)


  PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
                        (See Instruction 5)
                         CHECK ONLY ONE BOX
 If more than one box is checked or if no box is checked, there is no valid tender of shares (except that Odd Lot Holders may check a box below but are not required to if they accept the Purchase Price, as determined by the Company pursuant to the Offer). Stockholders who desire to tender shares at more than one price must complete a separate letter of transmittal for each price at which shares are tendered.
   $8.50            $9.00             $9.375           $9.75
   $8.625           $9.125            $9.50            $9.875
   $8.75            $9.25             $9.625           $10.00
   $8.875


                   HOLDER(S) PLEASE SIGN HERE
                  (See Instructions 2, 5 and 6)
     (Please Complete Substitute Form W-9 Contained Herein)

     Must be signed by the registered holder(s) exactly as name(s) appear(s) on certificate(s) or, in the case of book-entry securities, on a security position listing or by person(s) authorized to become registered holder(s) by certificate(s) and documents transmitted with this Letter of Transmittal. If signature is by a trustee, executor, administrator, guardian, attorney-in-fact, officer of a corporation or another person acting in a fiduciary or representative capacity, please set forth the signer's full title and see Instruction 6.

     SIGNATURE OF OWNER(S)              GUARANTEE OF SIGNATURES
                                    (See Instructions 1 and 6 below)
                                       Certain Signatures Must be
                                               Guaranteed
                                       by an Eligible Institution
X

X                                        (Authorized Signature)
 (Signature(s) of Holder(s) or
     Authorized Signatory)                    (Print Name)

Date:          ,1999                    (Capacity (full title))

                                     (Name of Eligible Institution
Name(s):                                Guaranteeing Signature)
         (Please Print)

Capacity:                              (Address of Firm - Please
                                           include ZIP code)
Address:

                                       (Address of Firm - Please
   (Please include ZIP code)               include ZIP code)

Telephone No. (with area code):
                                    Telephone  No. (with area  code)
Tax ID No.:                         of Firm:


                                    Date:                     , 1999
                          INSTRUCTIONS

 FORMING PART OF THE TERMS AND CONDITIONS OF THE EXCHANGE OFFER

     1. Guarantee of Signatures. Except as otherwise provided below, all signatures on this Letter of Transmittal must be guaranteed by a firm which is a bank, broker, dealer, credit union, savings association, or other "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the 1934 Act (each, an "Eligible Institution"). No signature guarantee is required on this Letter of Transmittal (i) if this Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this document, shall include any participant in DTC whose name appears on a security position listing as the owner of Shares) of Shares tendered herewith, unless such holder(s) has completed either the box entitled "Special Delivery Instructions" or the box entitled "Special Payment Instructions" included herein, or (ii) if such Shares are tendered for the account of an Eligible Institution. See Instructions 6 and 11.

     2. Delivery of Letter of Transmittal and Share Certificates; Guaranteed Delivery Procedures. This Letter of Transmittal is to be used only if certificates for Shares are delivered with it to the Depositary (or such certificates will be delivered pursuant to a Notice of Guaranteed Delivery previously sent to the Depositary) or if a tender for Shares is being made concurrently pursuant to the procedure for tender by book-entry transfer set forth in Section 3 of the Offer to Purchase. Certificates for all physically tendered Shares or confirmation of a book-entry transfer into the Depositary's account at DTC of Shares tendered electronically, together in each case with a properly completed and duly executed Letter of Transmittal or duly executed and manually signed facsimile of it, and any other documents required by this Letter of Transmittal, should be mailed or delivered to the Depositary at the appropriate address set forth above and must be delivered to the Depositary on or before the Expiration Date (as defined in the Offer to Purchase). If certificates are forwarded to the Depositary in multiple deliveries, a properly completed and duly executed Letter of Transmittal must accompany each such delivery. DELIVERY OF DOCUMENTS TO DTC DOES NOT CONSTITUTE DELIVERY TO THE DEPOSITARY.

     Stockholders whose certificates are not immediately available or who cannot deliver certificates for their Shares and all other required documents to the Depositary before the Expiration Date, or whose Shares cannot be delivered on a timely basis pursuant to the procedures for book-entry transfer, must, in any case, tender their Shares by or through any Eligible Institution by properly completing and duly executing and delivering a Notice of Guaranteed Delivery (or facsimile of it) and by otherwise complying with the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase. Pursuant to such procedure, certificates for all physically tendered Shares or book-entry confirmations, as the case may be, as well as a properly completed and duly executed Letter of Transmittal (or facsimile of it) and all other documents required by this Letter of Transmittal, must be received by the Depositary within three
(3) Nasdaq trading days after receipt by the Depositary of such Notice of Guaranteed Delivery, all as provided in Section 3 of the Offer to Purchase.

     The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail to the Depositary and must include a signature guarantee by an Eligible Institution in the form set forth in such Notice. For Shares to be tendered validly pursuant to the guaranteed delivery procedure, the Depositary must receive the Notice of Guaranteed Delivery on or before the Expiration Date.

THE METHOD OF DELIVERY OF ALL DOCUMENTS, INCLUDING SHARE CERTIFICATES, THE LETTER OF TRANSMITTAL AND ANY OTHER REQUIRED DOCUMENTS, IS AT THE OPTION AND RISK OF THE TENDERING STOCKHOLDER, AND THE DELIVERY WILL BE DEEMED MADE ONLY WHEN ACTUALLY RECEIVED BY THE DEPOSITARY. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY.

     The Company will not accept any alternative, conditional or contingent tenders, nor will it purchase any fractional Shares, except as expressly provided in the Offer to Purchase. All tendering stockholders, by execution of this Letter of Transmittal (or a facsimile of it), waive any right to receive any notice of the acceptance of their tender.

     3. Inadequate Space. If the space provided in the box captioned "Description of Shares Tendered" is inadequate, the certificate numbers, the class or classes, and/or the number of Shares should be listed on a separate signed schedule and attached to this Letter of Transmittal.

     4. Partial Tenders and Unpurchased Shares. (Not applicable to stockholders who tender by book-entry transfer.) If fewer than all of the Shares evidenced by any certificate are to be tendered, fill in the number of Shares that are to be tendered in the column entitled "Number of Shares Tendered," in the box captioned "Description of Shares Tendered." In such case, if any tendered Shares are purchased, a new certificate for the remainder of the Shares (including any Shares not purchased) evidenced by the old certificate(s) will be issued and sent to the registered holder(s), unless otherwise specified in either the "Special Payment Instructions" or "Special Delivery Instructions" box on this Letter of Transmittal, as soon as practicable after the Expiration Date. Unless otherwise indicated, all Shares represented by the certificates(s) listed and delivered to the Depositary will be deemed to have been tendered.

     5. Indication of Price at Which Shares are being Tendered. Except if this Letter of Transmittal is for an Odd Lot Holder who has elected to accept the Purchase Price determined by the Company and has checked the appropriate box, for Shares to be validly tendered, the stockholder MUST check the box indicating the price per Share at which he or she is tendering Shares under "Price (In Dollars) Per Share at Which Shares Are Being Tendered" on this Letter of Transmittal. ONLY ONE BOX MAY BE CHECKED. IF MORE THAN ONE BOX IS CHECKED OR IF NO BOX IS CHECKED, THERE IS NO VALID TENDER OF SHARES. A stockholder wishing to tender portions of his or her Share holdings at different prices must complete a separate Letter of Transmittal (and, if applicable, a separate Notice of Guaranteed Delivery) for each price at which he or she wishes to tender each such portion of his or her Shares. The same Shares cannot be tendered (unless previously properly withdrawn as provided in Section 4 of the Offer to Purchase) at more than one price.

     6.  Signatures on Letter of Transmittal, Stock Powers and
Endorsements.

          (a) If this Letter if Transmittal is signed by the registered holder(s) of the Shares tendered hereby, the signature(s) must correspond exactly with the name(s) as written on the face of the certificate(s) without any change whatsoever.

          (b) If any tendered Shares are registered in the names of two or more joint holders, each such holder must sign this Letter of Transmittal.

          (c) If any tendered Shares are registered in different names on different certificates, it will be necessary to complete, sign and submit as many separate Letters of Transmittal
(or facsimiles thereof) as there are different registrations of certificates.

          (d) When this Letter of Transmittal is signed by the registered holder(s) of the Shares listed and transmitted hereby, no endorsement(s) of certificate(s) representing such Shares or separate stock power(s) are required unless payment of the Purchase Price is to be made or the certificate(s) for the Shares not tendered or not purchased are to be issued to a person other than the registered holder(s). If this Letter of Transmittal is signed by a person other than the registered holder(s) of the certificate(s) listed, or if payment is to be made to a person other than the registered holder(s), the certificate(s) must be endorsed or accompanied by appropriate stock power(s), in either case signed exactly as the name(s) of the registered holder(s) appears on the certificate(s). SIGNATURE(S) ON SUCH CERTIFICATE(S) OR STOCK POWER(S) MUST BE GUARANTEED BY AN ELIGIBLE INSTITUTION. See Instruction 1.

          (e)  If this Letter of Transmittal or any
certificate(s) or stock powers(s) are signed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in fiduciary or representative capacity, such persons should so indicate when signing and must submit proper evidence satisfactory to the Company of their authority to so act.

     7. Stock Transfer Taxes. Except as provided in this Instruction 7, no stock transfer tax stamps or funds to cover such stamps need accompany this Letter of Transmittal. The Company will pay or cause to be paid any stock transfer taxes payable on the transfer to it of Shares purchased pursuant to the Offer. If, however:

          (a) payment of the aggregate Purchase Price for Shares tendered hereby and accepted for purchase is to be made to any other person than the registered holder(s);

          (b) Shares not tendered or not accepted for purchase are to be registered in the name(s) of any person(s) other than the registered holder(s); or

          (c) tendered certificates are registered in the name(s) of any person(s) other than the person(s) signing this Letter of Transmittal;

then the Depositary will deduct from such aggregate Purchase Price the amount of any stock transfer taxes (whether imposed on the registered holder, such other person or otherwise) payable on account of the transfer to such person, unless satisfactory evidence of the payment of such taxes or any exemption from them is submitted.

     8. Odd Lots. As described in Section 1 of the Offer to Purchase, if the Company is to purchase fewer than all Shares tendered at or below the Purchase Price before the Expiration Date and not withdrawn, the Shares purchased first will consist of all Shares tendered by any stockholder who owns beneficially an aggregate of 99 or fewer Shares (excluding shares attributable to individual accounts under the Stock Option Plans), and who tenders all of his or her Shares at or below the Purchase Price (an "Odd Lot Holder"). This preference will not be available unless the box captioned "Odd Lots" is completed.

     9. Conditional Tenders. As described in Sections 1 and 6 of the Offer to Purchase, stockholders may condition their tenders on all or a minimum number of their tendered Shares being purchased ("Conditional Tenders"). If the Company is to purchase less than all Shares tendered before the Expiration Date and not withdrawn, the Depositary will perform a preliminary proration, and any Shares tendered at or below the Purchase Price pursuant to a Conditional Tender for which the condition was not satisfied by the preliminary proration shall be deemed withdrawn, subject to reinstatement if such conditional tendered Shares are subsequently selected by random lot for purchase subject to Sections 1 and 6 of the Offer to Purchase. CONDITIONAL TENDERS WILL BE SELECTED BY A LOT ONLY FROM STOCKHOLDERS WHO TENDER ALL OF THEIR SHARES. All tendered Shares shall be deemed unconditionally tendered unless the "Conditional Tender" box is completed. The Conditional Tender alternative is made available so that a stockholder may assure that the purchase of Shares from the stockholder pursuant to the Offer will be treated as a sale of such Shares by the stockholder, rather than the payment of a dividend to the stockholder, for federal income tax purposes.
Odd Lot Shares, which will not be subject to proration, cannot be conditionally tendered. It is the tendering stockholder's responsibility to calculate the minimum number of Shares that must be purchased from the stockholder in order for the stockholder to qualify for sale (rather than dividend) treatment, and each stockholder is urged to consult his or her own tax advisor.

IN THE EVENT OF PRORATION, ANY SHARES TENDERED PURSUANT TO A
CONDITIONAL TENDER FOR WHICH THE MINIMUM REQUIREMENTS ARE NOT
SATISFIED MAY NOT BE ACCEPTED AND THEREBY WILL BE DEEMED
WITHDRAWN.

     10. Order of Purchase in Event of Proration. As described in Section 1 of the Offer to Purchase, stockholders may designate the order in which their Shares are to be purchased in the event of proration. The order of purchase may have an effect on the federal income tax treatment of the Purchase Price for the Shares purchased. If you do not designate an order, in the event that fewer than all Shares tendered are purchased due to proration, Shares will be selected for purchase by the Depositary. See Sections 1 and 14 of the Offer to Purchase.

     11. Special Payment and Delivery Instructions. If certificate(s) for Shares not tendered or not purchased and/or check(s) are to be issued in the name of a person other than the signer of the Letter of Transmittal or to the signer at a different address, the boxes captioned "Special Payment Instructions" and/or "Special Delivery Instructions" on this Letter of Transmittal should be completed as applicable and signatures must be guaranteed as described in Instruction 1.

     12. Irregularities. All questions as to the number of Shares to be accepted, the price to be paid therefor and the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by the Company in its sole discretion, which determinations shall be final and binding on all parties. The Company reserves the absolute right to reject any or all tenders of Shares it determines not to be in proper form or the acceptance of which or payment for which may, in the opinion of the Company's counsel, be unlawful. The Company also reserves the absolute right to waive any of the conditions of the Offer and any defect or irregularity in the tender of any particular Shares, and the Company's interpretation of the terms of the Offer (including these instructions) will be final and binding on all parties. No tender of Shares will be deemed to be properly made until all defects and irregularities have been cured or waived. Unless waived, any defects or irregularities in connection with tenders must be cured within such time as the Company shall determine. None of the Company, the Depositary or any other person is or will be obligated to give notice of any defects or irregularities in tenders and none of them will incur any liability for failure to give any such notice.

      13. Questions and Requests for Assistance and Additional Copies. Questions and requests for assistance may be directed to, or additional copies of the Offer to Purchase, the Notice of Guaranteed Delivery and this Letter of Transmittal may be obtained from Dorothy Flato, Corporate Secretary, U.S. Physical Therapy, Inc., 3040 Post Oak Blvd., Suite 222, Houston, Texas 77056 (telephone: (713) 297-7000).


     14. 31% Backup Withholding. Under federal income tax law, a stockholder who receives a payment pursuant to the Offer is required to provide the Depositary (as payor) with such stockholder's correct taxpayer identification number ("TIN") on Substitute Form W-9 below. If the stockholder is an individual, the TIN is his or her social security number. If the Depositary is not provided with the correct TIN, payments that are made to the stockholder or other payee with respect to the Offer may be subject to 31% backup withholding.

     Certain stockholders (including, among others, corporations and certain foreign individuals) may not be subject to these backup withholding and reporting requirements. In order for a foreign individual to qualify as an exempt recipient, the stockholder must submit to the Depositary a Form W-8, signed under penalties of perjury, attesting to that individual's exempt status. A Form W-8 can be obtained from the Depositary.

     If backup withholding applies, the Depositary is required to withhold 31% of any such payments made to the stockholder or other payee. Backup withholding is not an additional tax.
Rather, the tax liability of persons subject to backup withholding will be reduced by the amount of tax withheld, provided that the required information is given to the Internal Revenue Service. If withholding results in an overpayment of taxes, a refund may be obtained from the Internal Revenue Service.

     The box in Part 3 of the Substitute Form W-9 may be checked if the submitting stockholder has not been issued a TIN and has applied for a TIN or intends to apply for a TIN in the near future. If the box in Part 3 is checked, the stockholder or other payee must also complete the Certificate of Awaiting Taxpayer Identification Number below in order to avoid backup withholding. Notwithstanding that the box in Part 3 is checked and the Certificate of Awaiting Taxpayer Identification Number is completed, the Depositary will withhold 31% on all payments made prior to the time a properly certified TIN is provided to the Depositary. However, such amounts will be refunded to the stockholder if a TIN is provided to the Depositary within 60 days.

     The stockholder is required to give the Depositary the TIN (e.g., social security number or employer identification number) of the record owner of the Shares or of the last transferee appearing on the transfers attached to, or endorsed on, the Shares.

     15. Withholding for Non-U.S. Stockholders. Although a non-U.S. stockholder may be exempt from U.S. federal income tax backup withholding, certain payments to non-U.S. stockholders are subject to U.S. withholding tax at a rate of 30%. The Depositary will withhold the 30% from gross payments made to non-U.S. stockholders pursuant to the Offer unless the Depositary determines that a non-U.S. stockholder is either exempt from the withholding or entitled to a reduced withholding rate under an income tax treaty. For purposes of this discussion, a "non-U.S. stockholder" is a stockholder who is not (i) a citizen or resident of the United States, (ii) a corporation or partnership created or organized in the United States or under the law of the United States or of any State or political subdivision of the foregoing, (iii) an estate the income of which is includible in gross income for U.S. federal income tax purposes regardless of its source, or (iv) a trust with respect to which a court within the United States is able to exercise primary supervision over the administration of the trust and one or more U.S. trustees have the authority to control all substantial decisions. A non-U.S. stockholder will not be subject to the withholding tax on a payment from the Company pursuant to the Offer if the payment is effectively connected with the conduct of a trade or business in the United States by the non-U.S. stockholder (and, if certain tax treaties apply, is attributable to a United States permanent establishment maintained by such non-U.S. stockholder) and the non-U.S. stockholder has furnished the Depositary with a properly executed IRS Form 4224 prior to the time of payment.

     A non-U.S. stockholder who is eligible for a reduced rate of withholding pursuant to a U.S. income tax treaty must certify such to the Depositary by providing to the Depositary a properly executed IRS Form 1001 prior to the time payment is made. A non-U.S. stockholder may be eligible to obtain from the IRS a refund of tax withheld if such non-U.S. stockholder is able to establish that no tax (or a reduced amount of tax) is due.

     16. Lost, Destroyed or Stolen Certificates. If any certificate(s) representing Shares has been lost, destroyed or stolen, the stockholder should promptly notify the Depositary by checking the box provided in the box titled "Description of Shares Tendered" and indicating the number of Shares represented by the certificate so lost, destroyed or stolen. The stockholder will then be instructed by the Depositary as to the steps that must be taken in order to replace the certificate(s). This Letter of Transmittal and related documents cannot be processed until the procedures for replacing lost, destroyed or stolen certificates have been followed. Please allow at least ten to fourteen business days to complete such procedures.


Payor's Name:
SUBSTITUTE     Part  1  -  PLEASE  PROVIDE     Social Security number or
Form W-9       YOUR  TIN  IN  THE  BOX  AT     _________/_________/______
               RIGHT   AND   CERTIFY    BY            ___
               SIGNING AND DATING BELOW.        Employer identification
                                                         number
Payor's        Part 2 - Certification - Under penalties of perjury, I
Request for    certify that:
Taxpayer       (1)    The  number  shown on this form is  my  correct
Identification   Taxpayer Number (or I am waiting for a number to  be
Number (TIN)     issued to me) and
               (2)    I  am not subject to backup withholding because
                 (i) I have not been notified by the Internal Revenue
                 Service   ("IRS")  that  I  am  subject  to   backup
                 withholding  as a result of failure  to  report  all
                 interest  of dividends, or (ii) the IRS has notified
                 me   that   I   am  no  longer  subject  to   backup
                 withholding.
               Certificate Instructions  -  You  must
               cross out item (2) in Part 2 above  if
               you  have  been notified  by  the  IRS       Part 3 -
               that   you   are  subject  to   backup     Awaiting TIN
               withholding  because of underreporting
               interest  or  dividends  on  your  tax
               return.    However,  if  after   being
               notified  by  the  IRS  that  you  are
               subject  to  backup  withholding   you
               received  another  notification   from
               the  IRS  stating  that  you  are   no
               longer  subject to backup withholding,
               do not cross out item (2).
               ___________________________________
               Date _____________, 1999
                       Signature
               ___________________________________
                     Name  (please print)

NOTE:     FAILURE TO COMPLETE AND RETURN THIS SUBSTITUTE FORM W-9
     MAY RESULT IN BACKUP WITHHOLDING OF 31% OF ANY PAYMENTS MADE
     TO YOU.


           You Must Complete the Following Certificate if you checked the Box in Part 3 of this Substitute Form W-9

       CERTIFICATE OF AWAITING TAXPAYER IDENTIFICATION NUMBER
I certify under penalties of perjury that a taxpayer identification number has not been issued to me, and either (1) I have mailed or delivered an application to receive a taxpayer identification number to the appropriate Internal Revenue Service Center or Social Security Administration Office or (2) I intend to mail or deliver an application in the near future. I understand that if I do not provide a taxpayer identification number by the time of payment, 31% of all reportable payments made to me will be withheld; but that such amounts will be refunded to me if I then provide a Taxpayer Identification Number within sixty (60) days.

Signature:                             Date:             , 1999
Name  (please print)


                                                       EXHIBIT (a)(3)
                   U.S. PHYSICAL THERAPY, INC.

                  NOTICE OF GUARANTEED DELIVERY
              For Tender of Shares of Common Stock
            (not to be used for signature guarantees)

  This form, or a form substantially equivalent to this form, must be used to accept the Offer (as defined below) if certificates for the shares of Common Stock of U.S. Physical Therapy, Inc. are not immediately available, if the procedure for book-entry transfer cannot be completed on a timely basis, or if time will not permit all other documents required by the Letter of Transmittal to be delivered to the Depositary prior to the Expiration Date (as defined in Section 1 of the Offer to Purchase (defined below)). Such form may be delivered by hand or transmitted by mail or overnight courier, or (for Eligible Institutions (as defined below) only) by facsimile transmission, to the Depositary. See Section 3 of the Offer to Purchase.

                The Depositary for the Offer is:
           CONTINENTAL STOCK TRANSFER & TRUST COMPANY
 By Mail, Overnight Delivery or       By Facsimile Transmission:
              Hand:                (Eligible Institutions only. See
                                            Instruction 1)

Continental Stock Transfer and              (212) 509-5150
 Trust Company                           Confirm by Telephone:
2 Broadway                             (212) 509-4000 (ext. 535)
New York, NY  10004
  DELIVERY OF THIS INSTRUMENT TO AN ADDRESS, OR TRANSMISSION OF INSTRUCTIONS VIA A FACSIMILE NUMBER, OTHER THAN AS SET FORTH
 ABOVE WILL NOT CONSTITUTE A VALID DELIVERY.  DELIVERIES TO THE
  COMPANY WILL NOT BE FORWARDED TO THE DEPOSITARY AND THEREFORE WILL NOT CONSTITUTE VALID DELIVERY. DELIVERIES TO DTC WILL NOT
          CONSTITUTE VALID DELIVERY TO THE DEPOSITARY.


  This form is not to be used to guarantee signatures. If a signature on a Letter of Transmittal is required to be guaranteed by an Eligible Institution under the instructions thereto, such signature guarantee must appear in the applicable space provided in the signature box on the Letter of Transmittal.

  The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for shares to the Depositary within the time shown herein. Failure to do so could result in a financial loss to such eligible institution.

Ladies and Gentlemen:

  The undersigned hereby tenders to U.S. Physical Therapy, Inc., a Nevada corporation (the "Company"), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer"), receipt of which is hereby acknowledged, the number of shares of common stock, $.01 par value (the "Shares"), of the Company listed below, pursuant to the guaranteed delivery procedure set forth in Section 3 of the Offer to Purchase.

  If Shares will be tendered by book-entry transfer:


Name of Tendering Institution:




                   Area Code and Telephone Number

Account No. ____________________ at The Depository Trust Company



                            Signature(s)
Number of Shares:       Name(s) (Please Print):




Certificate Nos.:
(if available)          Address(es):




                        (Including Zip Code)



   PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
                         CHECK ONLY ONE BOX
 If more than one box is checked or if no box is checked, there is no valid tender of shares (except that Odd Lot Holders may check a box below but are not required to if they accept the Purchase Price, as determined by the Company pursuant to the Offer). Stockholders who desire to tender shares at more than one price must complete a separate letter of transmittal for each price at which shares are tendered.
   $8.50             $9.00            $9.375           $9.75
   $8.625            $9.125           $9.50            $9.875
   $8.75             $9.25            $9.625           $10.00
   $8.875
                              ODD LOTS
To be completed ONLY if the Shares are being tendered by or on behalf of a person owning an aggregate of 99 or fewer Shares (excluding shares attributable to individual accounts under the Stock Option Plans) (check one box):

      The undersigned is tendering such Shares at the Purchase Price, as the same shall be determined by the Company in accordance with the terms of the Offer (persons checking this box need not indicate the price per Share below); or

      The undersigned is tendering such Shares at the price per Share indicated above under "Price (In Dollars) Per Share at Which Shares Are Being Tendered."







                              GUARANTEE
              (Not To Be Used For Signature Guarantee)

   The undersigned, a firm which is a bank, broker, dealer, credit union, savings association, or other "eligible guarantor institution" within the meaning of Rule 17Ad-15 under the 1934 Act (each, an "Eligible Institution"), hereby guarantees (i) that the above-named person(s) has a net long position in the Shares being tendered within the meaning of Rule 14e-4 promulgated under the Securities Exchange Act of 1934, as amended, (ii) that such tender of Shares complies with Rule 14e-4, and (iii) to deliver to the Depositary at one of its addresses set forth above certificate(s) for the Shares tendered hereby, in proper form for transfer, or a confirmation of the book-entry transfer of the Shares tendered hereby into the Depositary's account at The Depository Trust Company, in each case together with a properly completed and duly executed Letter(s) of Transmittal (or manually signed facsimile(s) thereof), with any required signature guarantee(s) and any other required documents, all within three Nasdaq trading days after the date hereof.

   The Eligible Institution that completes this form must communicate the guarantee to the Depositary and must deliver the Letter of Transmittal and certificates for shares to the Depositary within the time shown herein. Failure to do so could result in a financial loss to such eligible institution.

Name of Firm:

Authorized Signature:

Name:
(Please print)

Title:

Address:


(City, State, Zip Code)

Area Code and Telephone Number:

Dated: __________________, 1999



      NOTE:  DO NOT SEND SHARE CERTIFICATES WITH THIS FORM.
     YOUR SHARE CERTIFICATES MUST BE SENT WITH THE LETTER OF
                          TRANSMITTAL.

                                                      EXHIBIT (a)(4)
Continental Stock Transfer & Trust Company

                   U.S. PHYSICAL THERAPY, INC.

         OFFER TO PURCHASE FOR CASH UP TO 346,000 SHARES
             OF ITS COMMON STOCK AT A PURCHASE PRICE
      NOT IN EXCESS OF $10.00 NOR LESS THAN $8.50 PER SHARE

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MAY 7, 1999, UNLESS THE OFFER IS
                              EXTENDED.


April 9, 1999


To Brokers, Dealers, Commercial Banks, Trust Companies and Other
Nominees:

  In our capacity as Depositary, we are enclosing the material listed below relating to the offer of U.S. Physical Therapy, Inc., a Nevada corporation (the "Company"), to purchase up to 346,000 shares of its common stock, $.01 par value (the "Shares"), at prices not greater than $10.00 nor less than $8.50 per Share, in cash, specified by tendering stockholders, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated April 9, 1999 (the "Offer to Purchase"), and in the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer").

  The Company will determine a single price (not greater than $10.00 nor less than $8.50 per Share) that it will pay for Shares validly tendered and not withdrawn pursuant to the Offer (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to purchase 346,000 Shares (or such lesser number of Shares as is validly tendered at prices not greater than $10.00 nor less than $8.50 per Share) and not withdrawn pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer, including the provisions relating to proration described in the Offer to Purchase. See
Section 1 of the Offer to Purchase.

  The Purchase Price will be paid in cash with respect to all Shares purchased. Shares tendered at prices in excess of the Purchase Price and Shares not purchased because of proration will be returned.

  THE OFFER IS NOT CONDITIONED ON ANY MINIMUM NUMBER OF SHARES
BEING TENDERED.  THE OFFER IS, HOWEVER, SUBJECT TO CERTAIN OTHER
CONDITIONS. SEE SECTION 7 OF THE OFFER TO PURCHASE.

  We are asking you to contact your clients for whom you hold Shares registered in your name (or in the name of your nominee) or who hold Shares registered in their own names. Please bring the Offer to their attention as promptly as possible. The Company will, upon request, reimburse you for reasonable and customary handling and mailing expenses incurred by you in forwarding any of the enclosed materials to your clients.
  For your information and for forwarding to your clients, we are enclosing the following documents:

     l.  The Offer to Purchase.

     2. The Letter of Transmittal for your use and for the information of your clients.

     3. A letter to stockholders of the Company from the Chairman of the Company.

     4. The Notice of Guaranteed Delivery to be used to accept the Offer if the Shares and all other required documents cannot be delivered to the Depositary by the Expiration Date
  (each as defined in the Offer to Purchase).

     5. A letter that may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space for obtaining such clients' instructions with regard to the Offer.

     6.   A return envelope addressed to Continental Stock
  Transfer & Trust Company, the Depositary.

  WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE.
PLEASE NOTE THAT THE OFFER, PRORATION PERIOD AND WITHDRAWAL
RIGHTS EXPIRE AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MAY 7,
1999, UNLESS THE OFFER IS EXTENDED.

  The Company will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares pursuant to the Offer. The Company will, upon request, reimburse brokers, dealers, commercial banks and trust companies for reasonable and customary handling and mailing expenses incurred by them in forwarding materials relating to the Offer to their customers. The Company will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 7 of the Letter of Transmittal.

  As described in the Offer to Purchase, if more than 346,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date, as defined in Section l of the Offer to Purchase, the Company will accept Shares for purchase in the following order of priority: (i) all Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any stockholder who owns beneficially an aggregate of 99 or fewer Shares (excluding Shares attributable to individual accounts under the Stock Option Plans (as defined in the Offer to Purchase)) and who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery and (ii) after purchase of all of the foregoing Shares, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date on a pro rata basis.

  The Board of Directors of the Company has approved the making of the Offer. However, stockholders must make their own decisions whether to tender Shares and, if so, how many Shares to tender and the price or prices at which Shares should be tendered. Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering Shares. The Company has been advised that none of its directors or executive officers intend to tender Shares pursuant to the Offer.
   Questions and requests for assistance or for additional copies of this Letter of Transmittal, the Offer to Purchase or the Notice of Guaranteed Delivery may be directed to Dorothy Flato, Corporate Secretary, U.S. Physical Therapy, Inc., 3040 Post Oak Blvd., Suite 222, Houston, Texas 77056 (telephone: (713) 297-
7000).


                                   Very truly yours,


                                   Continental Stock Transfer &
                                   Trust Company


  NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU OR ANY OTHER PERSON THE AGENT OF THE COMPANY OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE DOCUMENTS ENCLOSED HEREWITH AND THE STATEMENTS CONTAINED THEREIN.


                                                     EXHIBIT (a)(5)
                   U.S. PHYSICAL THERAPY, INC.
         OFFER TO PURCHASE FOR CASH UP TO 346,000 SHARES
             OF ITS COMMON STOCK AT A PURCHASE PRICE
      NOT IN EXCESS OF $10.00 NOR LESS THAN $8.50 PER SHARE

    THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE
      AT 5:00 P.M., NEW YORK CITY TIME, ON FRIDAY, MAY 7, 1999,
                           UNLESS THE OFFER IS EXTENDED.

To Our Clients:

     Enclosed for your consideration are the Offer to Purchase, dated April 9, 1999 (the "Offer to Purchase"), and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer") setting forth an offer by U.S. Physical Therapy, Inc., a Nevada corporation (the "Company"), to purchase up to 346,000 shares of its common stock, $.01 par value (the "Shares"), at prices not greater than $10.00 nor less than $8.50 per Share, in cash, specified by tendering stockholders, upon the terms and subject to the conditions of the Offer. Also enclosed herewith is certain other material related to the Offer, including a letter to stockholders from J. Livingston Kosberg, Chairman of the Board.

  The Company will determine a single per Share price (not greater than $10.00 nor less than $8.50 per Share) that it will pay for the Shares validly tendered pursuant to the Offer and not withdrawn (the "Purchase Price"), taking into account the number of Shares so tendered and the prices specified by tendering stockholders. The Company will select the lowest Purchase Price that will allow it to purchase 346,000 Shares (or such lesser number of Shares as are validly tendered at prices not greater than $10.00 nor less than $8.50 per Share) validly tendered and not withdrawn pursuant to the Offer. The Company will purchase all Shares validly tendered at prices at or below the Purchase Price and not withdrawn, upon the terms and subject to the conditions of the Offer, including the provisions thereof relating to proration. See Section 1 of the Offer to Purchase.

  WE ARE THE HOLDER OF RECORD OF SHARES HELD FOR YOUR ACCOUNT. AS SUCH, A TENDER OF SUCH SHARES CAN BE MADE ONLY BY US AS THE HOLDER OF RECORD AND PURSUANT TO YOUR INSTRUCTIONS. THE LETTER OF TRANSMITTAL IS FURNISHED TO YOU FOR YOUR INFORMATION ONLY AND CANNOT BE USED BY YOU TO TENDER SHARES HELD BY US FOR YOUR ACCOUNT.


  We request instructions as to whether you wish us to tender any or all of the Shares held by us for your account, upon the terms and subject to the conditions set forth in the Offer to Purchase and the Letter of Transmittal.

  Your attention is invited to the following:

     1. You may tender Shares at either the price determined by you (in multiples of $0.125), not greater than $10.00 nor less than $8.50 per Share, or the price determined by the "Dutch
  Auction" tender process as indicated in the attached instruction form, net to you in cash.

     2. The Offer is for up to 346,000 Shares, constituting approximately 9.6% of the total Shares outstanding as of April 8, 1999. The Offer is not conditioned on any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer to Purchase.

     3. The Offer, proration period and withdrawal rights will expire at 5:00 p.m., New York City time, on Friday, May 7, 1999, unless the Offer is extended. Your instructions to us should be forwarded to us in ample time to permit us to submit a tender on your behalf.

     4. As described in the Offer to Purchase, if more than 346,000 Shares have been validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date, as defined in Section 1 of the Offer to Purchase, the Company will purchase Shares in the following order of priority:

        (i) all Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date by any stockholder who owns an aggregate of 99 or fewer Shares (excluding Shares attributable to individual accounts under the Stock Option Plans (as defined in the Offer to Purchase)) who validly tenders all of such Shares (partial tenders will not qualify for this preference) and completes the box captioned "Odd Lots" in the Letter of Transmittal and, if applicable, the Notice of Guaranteed Delivery; and

        (ii) after purchase of all the foregoing Shares, all other Shares validly tendered at or below the Purchase Price and not withdrawn prior to the Expiration Date on a pro rata basis. See Section 1 of the Offer to Purchase for a discussion of proration.

     5. Tendering stockholders will not be obligated to pay any brokerage commissions or solicitation fees on the Company's purchase of Shares in the Offer. Any stock transfer taxes applicable to the purchase of Shares by the Company pursuant to the Offer will be paid by the Company, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

     6. If you wish to tender portions of your Shares at different prices you must complete a separate Instruction Form for each price at which you wish to tender each portion of your Shares. We must submit separate Letters of Transmittal on your behalf for each price you will accept.

     7. If you own an aggregate of 99 or fewer Shares (excluding Shares attributable to individual accounts under the Stock Option Plans (as defined in the Offer to Purchase)), and you instruct us to tender at or below the Purchase Price on your behalf all such Shares prior to the Expiration Date and check the box captioned "Odd Lots" in the Instruction Form, all such Shares will be accepted for purchase before proration, if any, of the purchase of other tendered Shares.

  The Board of Directors of the Company has approved the making of the Offer. However, stockholders must make their own decisions whether to tender Shares and, if so, how many Shares to tender and the price or prices at which Shares should be tendered. Neither the Company nor its Board of Directors makes any recommendation to any stockholder as to whether to tender or refrain from tendering Shares. The Company has been advised that none of its directors or executive officers intend to tender Shares pursuant to the Offer.

  If you wish to have us tender any or all of your Shares held by us for your account upon the terms and subject to the conditions set forth in the Offer to Purchase, please so instruct us by completing, executing and returning to us the attached Instruction Form. An envelope to return your instructions to us is enclosed. If you authorize tender of your Shares, all such Shares will be tendered unless otherwise specified on the Instruction Form. YOUR INSTRUCTIONS SHOULD BE FORWARDED TO US IN AMPLE TIME TO PERMIT US TO SUBMIT A TENDER ON YOUR BEHALF PRIOR TO THE EXPIRATION OF THE OFFER.

  The Offer is being made to all holders of Shares. The Company is not aware of any jurisdiction where the making of the Offer is not in compliance with applicable law. If the Company becomes aware of any jurisdiction where the making of the Offer is not in compliance with any valid applicable law, the Company will make a good faith effort to comply with such law. If, after such good faith effort, the Company cannot comply with such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction.

                        INSTRUCTION FORM
WITH RESPECT TO OFFER TO PURCHASE FOR CASH UP TO 346,000 SHARES
  OF COMMON STOCK OF U.S. PHYSICAL THERAPY, INC. AT A PURCHASE
                              PRICE
      NOT GREATER THAN $10.00 NOR LESS THAN $8.50 PER SHARE

  The undersigned acknowledge(s) receipt of your letter and the enclosed Offer to Purchase, dated April 9, 1999, and the related Letter of Transmittal (which, as amended from time to time, together constitute the "Offer") in connection with the Offer by U.S. Physical Therapy, Inc. (the "Company") to purchase up to 346,000 shares of its common stock, $.01 par value (the "Shares"), at prices not greater than $10.00 nor less than $8.50 per Share, in cash, specified by the undersigned, upon the terms and subject to the terms and conditions of the Offer.

  This will instruct you to tender to the Company the number of Shares indicated below (or, if no number is indicated below, all Shares) that are held by you for the account of the undersigned, at the price per Share indicated below, upon the terms and subject to the conditions of the Offer.


   PRICE (IN DOLLARS) PER SHARE AT WHICH SHARES ARE BEING TENDERED
                         CHECK ONLY ONE BOX
If more than one box is checked or if no box is checked, there is no valid tender of shares (except that Odd Lot Holders may check a box below but are not required to if they accept the Purchase Price, as determined by the Company pursuant to the Offer). Stockholders who desire to tender shares at more than one price must complete a separate Instruction Form for each price at which shares are tendered.
   $8.50             $9.00            $9.375           $9.750
   $8.625            $9.125           $9.50            $9.875
   $8.75             $9.25            $9.625           $10.00
   $8.875

                              ODD LOTS
To be completed ONLY if the Shares are being tendered by or on behalf of a person owning an aggregate of 99 or fewer Shares (excluding shares attributable to individual accounts under the Stock Option Plans) (check one box):
      The undersigned is tendering such Shares at the Purchase Price, as the same shall be determined by the Company in accordance with the terms of the Offer (persons checking this box need not indicate the price per Share below); or

      The undersigned is tendering such Shares at the price per Share indicated above under "Price (In Dollars) Per Share at Which Shares Are Being Tendered."


                         SHARES TENDERED

  If fewer than all Shares are to be tendered, please check the box and indicate below the aggregate number of Shares to be tendered by us.

_________________________________ Shares

Unless otherwise indicated, it will be assumed that all Shares held by us for your account are to be tendered.
  THE METHOD OF DELIVERY OF THIS DOCUMENT IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDERS. IF DELIVERY IS BY MAIL, REGISTERED MAIL WITH RETURN RECEIPT REQUESTED, PROPERLY INSURED, IS RECOMMENDED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ASSURE DELIVERY.

Sign Here:


Signature(s)

Name(s):


(Please print name(s))

Address(es):




(Include Zip Code)

Dated: _______, 1999
                    (Tax Identification or Social Security Number(s)


                                                   EXHIBIT (a)(6)
                        FOR IMMEDIATE RELEASE

          U.S. PHYSICAL THERAPY ANNOUNCES ISSUER TENDER

Houston, TX - April 8, 1999 - U.S. Physical Therapy, Inc. (Nasdaq National Market:USPH) today announced that it is offering to purchase up to 346,000 shares of its common stock at a price not greater than $10.00 nor less than $8.50 per share (the "Offer"). The Company is conducting the Offer through a procedure commonly referred to as a "Dutch Auction". This procedure allows stockholders to select the price within the specified range at which the stockholder is willing to sell all or a portion of his or her shares to the Company.

Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the single per share price within the range that will allow it to buy 346,000 shares (or such lesser number of shares that are properly tendered). All of the shares that are properly tendered at prices at or below that purchase price (and not withdrawn) will, subject to possible proration and provisions relating to the tender of "odd lots," be purchased for cash at the purchase price selected by the Company. All other shares that have been tendered and not purchased will be returned to the stockholder.

The Offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, May 7, 1999, unless extended by the Company. The Offer is explained in detail in the Offer to Purchase, Letter of Transmittal, and the Notice of Guaranteed Delivery that can be obtained either from Continental Stock Transfer & Trust Company, 2 Broadway, New York, New York 10004 (telephone: (212) 509-4000 (ext.535)) or from Dorothy Flato, Corporate Secretary, U.S. Physical Therapy, Inc., 3040 Post Oak Blvd., Suite 222, Houston, Texas 77056 (telephone: (713) 297-7000).


          This press release contains forward-looking statements, which involve numerous risks and uncertainties. The Company's actual results could differ materially from those anticipated in such forward-looking statements as a result of certain factors, including those set forth in the Company's filings with the Securities and Exchange Commission.



          U.S. Physical Therapy and its partners currently operate 101 outpatient clinics in 28 states and manage five PT facilities for physician practices.


                            #   #   #

CONTACT:                   -or-    USPH's INVESTOR RELATIONS:
U.S. Physical Therapy, Inc.        The Equity Group Inc.
J. Livingston Kosberg, Chairman    Linda Latman(212)836-9609
Roy W. Spradlin, President         Robert Goldstein(212)371-8660
  and CEO
(713) 297-7000


                                                  EXHIBIT (a)(7)
                                 April 9, 1999


Dear Stockholder:

     U.S. Physical Therapy, Inc. (the "Company") is offering to purchase up to 346,000 shares of its common stock at a price not greater than $10.00 nor less than $8.50 per share. The Company is conducting the offer through a procedure commonly referred to as a "Dutch Auction." This procedure allows you to select the price within the specified range at which you are willing to sell all or a portion of your shares to the Company.

     Based on the number of shares tendered and the prices specified by the tendering stockholders, the Company will determine the single per share price within the range that will allow it to buy 346,000 shares (or such lesser number of shares that are properly tendered). All of the shares that are properly tendered at prices at or below that purchase price (and not withdrawn) will, subject to possible proration and provisions relating to the tender of "odd lots," be purchased for cash at the purchase price selected by the Company. All other shares that have been tendered and not purchased will be returned to the stockholder.

     If you do not wish to participate in the offer, you do not need to take any action.

     The offer is explained in detail in the enclosed Offer to Purchase and Letter of Transmittal. If you wish to tender your shares, instructions on how to tender shares are provided in the enclosed materials. I encourage you to read these materials carefully before making any decision with respect to the offer. Neither the Company nor its Board of Directors makes any recommendation to any stockholder whether or not to tender any or all shares. The Company has been advised that none of its directors and executive officers intend to tender shares of common stock pursuant to the offer.

     Please note that the offer is scheduled to expire at 5:00 p.m., New York City time, on Friday, May 7, 1999, unless extended by the Company. Questions and requests for assistance or for additional copies of this Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery may be directed to Dorothy Flato, Corporate Secretary, U.S. Physical Therapy, Inc., 3040 Post Oak Blvd., Suite 222, Houston, Texas 77056 (telephone: (713) 297-7000).

                                   Sincerely,
                                   /s/ J. Livingston Kosberg
                                   J. Livingston Kosberg
                                   Chairman of the Board

                                                         EXHIBIT (g)
Item 8.  Financial Statements.


          U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

           INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Auditors                                33


Audited Financial Statements


Consolidated Balance Sheets as of
  December 31, 1998 and 1997                                  34


Consolidated Statements of Operations for the years
  ended December 31, 1998, 1997 and 1996                      36


Consolidated Statements of Shareholders' Equity for
  the years ended December 31, 1998, 1997 and 1996            37


Consolidated Statements of Cash Flows for the years
  ended December 31, 1998, 1997 and 1996                      38


Notes to Consolidated Financial Statements                    40


















                 REPORT OF INDEPENDENT AUDITORS



Board of Directors and Shareholders
U.S. Physical Therapy, Inc.

We have audited the accompanying consolidated balance sheets of U.S. Physical Therapy, Inc., and subsidiaries (the "Company") as of December 31, 1998 and 1997, and the related consolidated statements of operations, shareholders' equity, and cash flows for the years ended December 31, 1998, 1997 and 1996. Our audits also included the financial statement schedule listed in the index at Item 14(a). These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of U.S. Physical Therapy, Inc. and subsidiaries at December 31, 1998 and 1997, and the consolidated results of their operations and their cash flows for the years ended December 31, 1998, 1997 and 1996, in conformity with generally accepted accounting principles. Also, in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly in all material respects the information set forth therein.


                                      ERNST & YOUNG LLP



Houston, Texas
March 16, 1999



          U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

                   CONSOLIDATED BALANCE SHEETS
                         (in thousands)

                                             December 31,
                                         1998          1997

ASSETS
Current assets:
  Cash and cash equivalents           $   6,328      $   5,556
  Patient accounts receivable, less
    allowance for doubtful accounts
    of $1,692 and $1,595,
    respectively                          8,505          7,707
  Accounts receivable-other                 183            187
  Other current assets                      614            504
      Total current assets               15,630         13,954

Fixed assets:
  Furniture and equipment                 9,523          8,111
  Leasehold improvements                  4,537          3,869
                                         14,060         11,980
  Less accumulated depreciation           7,636          5,951
                                          6,424          6,029
Noncompete agreements, net of
  amortization of $340, and $501,
  respectively                               41            124
Goodwill, net of amortization of
    $169, and $138, respectively          1,000          1,042
Other assets                              1,005          1,399

                                      $  24,100      $  22,548













         See notes to consolidated financial statements.


          U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

                   CONSOLIDATED BALANCE SHEETS
              (in thousands, except share amounts)


                                             December 31,
                                         1998          1997


LIABILITIES AND SHAREHOLDERS' EQUITY
Current liabilities:
  Accounts payable - trade            $     553      $     250
  Accrued expenses                        1,094          1,333
  Estimated third-party payor
    (Medicare) settlements                  944          1,095
  Notes payable                              32             72
      Total current liabilities           2,623          2,750

Notes payable - long-term portion            76            189
Convertible subordinated notes
  payable                                 8,050          8,050
Minority interests in subsidiary
  limited partnerships                    1,746          1,557
Commitments                                   -              -
Shareholders' equity:
  Preferred stock, $.01 par value,
    500,000 shares authorized, -0-
    shares outstanding                        -              -
  Common stock, $.01 par value,
    10,000,000 shares authorized,
    3,616,509 and 3,615,634 shares
    outstanding at December 31, 1998
    and 1997, respectively                   36             36
  Additional paid-in capital             11,696         11,689
Accumulated deficit                         (80)        (1,676)
Treasury stock at cost, 4,900 shares
    held at December 31, 1998 and
    and 1997, respectively                  (47)           (47)
      Total shareholders' equity         11,605         10,002

                                      $  24,100      $  22,548




         See notes to consolidated financial statements.


          U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF OPERATIONS
             (in thousands, except per share data)


                                      Year Ended December 31,
                                     1998      1997      1996


Net patient revenues               $ 43,444  $ 38,342  $ 32,029
Other revenues                          579       465       178
Net revenues                         44,023    38,807    32,207

Clinic operating costs:
  Salaries and related costs         20,263    17,624    14,743
  Rent, clinic supplies and other    11,454    10,562     9,144
  Provision for doubtful accounts     1,143     1,050       929
                                     32,860    29,236    24,816
Corporate office costs:
  General and administrative          4,240     3,666     3,097
  Recruitment and development         1,396     1,105       784
                                      5,636     4,771     3,881

Loss on closure of facility             230         -         -

Operating income before non-
  operating expenses                  5,297     4,800     3,510

Interest expense                        730       741       745

Minority interests in subsidiary
  limited partnerships                1,863     1,578     1,007

Income before income taxes            2,704     2,481     1,758

Provision for income taxes            1,108        55       117

Net income                         $  1,596  $  2,426  $  1,641

Basic earnings per common share    $    .44  $    .67  $    .46

Earnings per common share-assuming
  dilution                         $    .43  $    .65  $    .45


        See notes to consolidated financial statements.


          U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

        CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
                         (in thousands)

                                                                        Total
                                      Add'l   Accumu-                   Share-
                      Common Stock   Paid-In   lated   Treasury Stock  holders'
                    Shares   Amount  Capital  Deficit  Shares  Amount  Equity
Balance at
  January 1, 1996    3,520  $   35   $10,870 $(5,743)     -    $   -   $ 5,162

Proceeds from
exercise                 4       -       27        -      -        -        27
  of stock options

Interest
enhancement
  on 8% Convertible
  Subordinated          71       1      764        -      -        -       765
Notes,
  Series B

Net income                       -         -    1,641              -     1,641

Balance at
  December 31, 1996  3,595      36   11,661    (4,102)    -        -     7,595

Proceeds from
exercise                 4       -       28        -      -        -        28
  of stock options

Proceeds from
exercise                17       -        -        -      -        -         -
  of warrants

Repurchase of
treasury                 -       -        -        -     (5)     (47)      (47)
  Shares

Net income               -        -       -     2,426     -        -      2,426


Balance at
  December 31, 1997  3,616      36   11,689    (1,676)    (5)    (47)    10,002

Proceeds from
exercise                 1       -        7         -      -       -          7
  of stock options

Net income               -       -        -     1,596      -       -      1,596

Balance at
 December 31, 1998   3,617  $    36 $11,696   $   (80)     (5)$  (47) $ 11,605



        See notes to consolidated financial statements.


          U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands)

                                       Year Ended December 31,
                                        1998     1997     1996

Operating activities
Net income                            $ 1,596  $ 2,426  $ 1,641
Adjustments to reconcile net income
  to net cash provided by operating
  activities:
    Depreciation and amortization       2,071    1,880    1,735
    Minority interests in earnings
      of subsidiary limited
      partnerships                      1,863    1,578    1,007
    Provision for bad debts             1,143    1,050      929
    Deferred income taxes                 320     (833)       -
    Loss on sale of fixed assets            -       28        2
    Loss on disposal of certain assets
      in closure of
      facility                            144        -        -
Changes in operating assets and
  liabilities:
    Increase in patient accounts
      receivable                       (1,941)  (2,398)   (1,415)
    Decrease (increase) in accounts
      receivable-other                      4      (60)      (19)
    Decrease (increase) in other assets   (84)     (34)       43
    Increase in accounts payable and
      accrued expenses                     64      337       234
    Increase (decrease) in estimated
      third-party payor (Medicare)
      settlements                        (151)    (182)      562
Net cash provided by operating
  activities                            5,029    3,792     4,719










         See notes to consolidated financial statements.


          U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

             CONSOLIDATED STATEMENTS OF CASH FLOWS
                         (in thousands)


      Year Ended December 31,            1998      1997    1996

Investing activities
Purchase of fixed assets              (2,357)  (1,844)  (1,677)
Purchase of intangibles                 (192)    (276)    (301)
Proceeds on sale of fixed assets          26       67       11
Net cash used in investing
  activities                          (2,523)  (2,053)  (1,967)

Financing activities
Proceeds from notes payable                -       40      215
Payment of notes payable                 (55)     (73)     (61)
Acquisition of treasury stock               -     (47)        -
Proceeds from investment of minority
  investors in subsidiary limited
  partnerships                             6        1       11
Proceeds from exercise of stock options    7       28       27
Distributions to minority investors
  in subsidiary limited partnerships  (1,692)  (1,044)    (666)
Net cash used in financing
  activities                          (1,734)  (1,095)    (474)
Net increase in cash
  and cash equivalents                   772      644     2,278
Cash and cash equivalents -
  beginning of year                    5,556    4,912     2,634
Cash and cash equivalents -
  end of year                         $6,328   $5,556    $4,912

Supplemental disclosures of cash
flow information

Cash paid during the year for:
  Income taxes                         $  816   $  735   $  137
  Interest                             $  657   $  667   $  667





         See notes to consolidated financial statements.


          U.S. PHYSICAL THERAPY, INC. AND SUBSIDIARIES

           NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

                        December 31, 1998

1.  Organization, Nature of Operations and Basis of Presentation

U.S. Physical Therapy, Inc. and its subsidiaries (the "Company") is engaged in the business of developing, owning and operating outpatient physical therapy and occupational therapy clinics. As of December 31, 1998, the Company was operating 99 clinics in 28 states. The clinics provide post-operative care and treatment for a variety of orthopedic-related disorders and sports-related injuries, treatment for neurologically related injuries, rehabilitation of injured workers and preventative care. The clinics' business primarily originates from physician referrals. The principal sources of payment for the clinics' services are commercial health insurance, workers' compensation insurance, managed care programs, Medicare and proceeds from personal injury cases.

The consolidated financial statements include the accounts of U.S. Physical Therapy, Inc. and its subsidiaries. All significant intercompany transactions and balances have been eliminated. The Company, through its wholly-owned subsidiaries, currently owns a 1% general partnership interest and limited partnership interest ranging from 59% to 99% in the clinics it operates. For the majority of the clinics, the managing therapist of each such clinic, along with other therapists at the clinic in several of the partnerships, own the remaining limited partnership interest in the clinic which ranges from 0% to 40%. The minority interest in the equity and earnings of the subsidiary clinic limited partnerships is presented separately in the consolidated financial statements.

2.  Significant Accounting Policies

Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less, when purchased, to be cash equivalents. The Company, pursuant to its investment policy, invests its cash in deposits with major financial institutions, in highly rated commercial paper, Eurodollar deposits and short-term treasury and United States government agency securities. Included in cash and cash equivalents at December 31, 1998 is $4,700,000 of short-term U.S. government agency securities and $415,000 in a money market fund invested in short-term debt securities issued by U.S. government agencies.


Long-Lived Assets
Fixed assets are stated at cost. Depreciation is provided using the straight-line method over the estimated useful lives of the related assets. Estimated useful lives for furniture and equipment range from three to eight years. Leasehold improvements are amortized over the estimated useful lives of the assets or the related lease terms, whichever is shorter.

Non-compete agreements are being amortized on a straight-line basis over their respective six- or seven-year terms. Goodwill is being amortized on a straight-line basis over twenty years.

In August 1998, the Company closed its clinic located in Corpus Christi, Texas due to adverse clinic performance. During 1998, the Company recognized a $230,000 loss relating to this closure. Of the $230,000 loss, $18,000 represented lease commitments, $99,000 was due to the write-off of goodwill, fixed assets, leasehold improvements and a non-compete agreement and the remainder was costs incurred in connection with closing the facility.

Net Patient Revenues

Net patient revenues are reported at the estimated net realizable amounts from patients, third-party payors, and others for services rendered, including estimated retrospective adjustments under Medicare. Retrospective adjustments are accrued on an estimated basis in the period the related services are rendered and adjusted in future periods as final settlements are determined. The Company has agreements with third-party payors that provide for payments to the Company at amounts different from its established rates.

Medicare   reimbursement  for  outpatient  physical  therapy   or
occupational therapy services furnished by clinics or rehabilitation agencies is based on a cost reimbursement methodology. The Company is initially reimbursed at a tentative rate with final settlement determined after submission of an annual cost report by the Company and audits thereof by the Medicare fiscal intermediary. The majority of the Company's Medicare cost reports have been audited by the Medicare fiscal intermediary through December 31, 1997. Revenues from the Medicare program accounted for approximately 12% and 13% of the Company's net patient revenues for the years ended December 31, 1998 and 1997, respectively. Laws and regulations governing the Medicare program are complex and subject to interpretation. The Company believes that it is in compliance with all applicable laws and regulations and is not aware of any pending or threatened investigations involving allegations of potential wrongdoing. While no such regulatory inquiries have been made, compliance with such laws and regulations can be subject to future government review and interpretation as well as significant regulatory action including fines, penalties, and exclusion from the Medicare program. The Company has also entered into payment agreements with certain commercial insurance carriers and health maintenance organizations. The basis for payment to the Company under these agreements is primarily based on discounts from established rates.

Income Taxes

The Company uses the liability method in accounting for income taxes. Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Fair Values

The carrying amounts reported in the balance sheet for cash and cash equivalents approximate their fair values. The fair values of the majority of long-term borrowings are not readily determinable due to the features of the borrowings which are described fully in Note 4.

Net Income Per Share

In 1997, the Financial Accounting Standards Board issued Statement No. 128, Earnings per Share. Statement No. 128 replaced the calculation of primary and fully diluted earnings per share with basic and diluted earnings per share. Unlike primary earnings per share, basic earnings per share excludes any dilutive effects of options, warrants and convertible securities. Diluted earnings per share is very similar to the previously reported fully diluted earnings per share. All earnings per share amounts for all periods have been presented, and where appropriate, restated to conform to the Statement No. 128 requirements.

Use of Estimates

Management  is  required to make estimates and  assumptions  that affect  the  amounts  reported in the  financial  statements  and
accompanying  notes.   Actual results  could  differ  from  those
estimates.

Reclassifications

Certain   amounts   presented  in  the   accompanying   financial
statements for 1997 have been reclassified to conform with the presentation used for 1998. This reclassification had no effect on net income.

3.  Non-Cash Transaction

In May 1994, the Company issued $2,000,000 aggregate principal amount of 8% Convertible Subordinated Notes, Series B ("the Series B Notes"). The Series B Notes contained a Contingent Interest Enhancement provision which allowed the Series B Note holders to receive an interest enhancement payable in shares of Company common stock based upon the market value of the Company's shares for the month of June 1996. In 1996, a total of 70,965 shares of the Company's common stock were issued in connection with the Contingent Interest Enhancement provision. Deferred financing costs, included in "Other Assets" on the balance sheet and being amortized over the life of the Series B Notes, totaling $765,000 were recorded in connection with the issuance of the 70,965 shares. As of December 31, 1998, 1997 and 1996, interest expense included $351,000, $276,000 and $200,000, respectively, of amortization relating to the deferred financing costs.

4.  Notes Payable

On June 2, 1993, the Company completed the issuance and sale of $3,050,000 aggregate principal amount of the Company's 8% Convertible Subordinated Notes due June 30, 2003 (the "Notes"). The Notes, which are subordinated to any indebtedness for borrowed money, were issued at par in a private placement transaction to a total of six investors, including two directors who purchased a total of $175,000 of the Notes and a company controlled by one of the Company's directors, Mr. Richard C.W. Mauran, who purchased $2,000,000 of the Notes. The Notes bear interest at 8% per annum, payable quarterly, and are convertible at the option of the Note holders into common stock of the Company at any time during the life of the Notes. The conversion price is $10.00 per share (subject to adjustment as provided in the Notes). The Company can require the Note holders to convert the Notes into shares of common stock at any time that the average trading price of the Company's common stock equals or exceeds $20.00 per share (subject to adjustment as provided in the Notes) during the immediately preceding 90-day period. As of December 31, 1998, none of the Notes had been converted into common stock of the Company.

On May 5, 1994, the Company completed the issuance and sale of $2,000,000 aggregate principal amount of 8% Convertible Subordinated Notes, Series B, due June 30, 2004 (the "Series B Notes"). The Series B Notes were issued at par in a private placement. The Series B Notes are convertible at the option of the holder, into the number of whole shares of the Company's common stock, determined by dividing the principal amount so
converted   by  $12.00  (the  "Conversion  Price"),  subject   to
adjustment upon the occurrence of certain events. The Company may require conversion, in whole or in part, at any time at the Conversion Price then in effect if, during the preceding 90-day period, the average market price of the Company's common stock equals or exceeds $20.00 per share. The Series B Notes bear interest from the date of issuance at a rate of 8% per annum, payable quarterly. Holders of Series B Notes were entitled to receive an interest enhancement payable in shares of Company common stock based upon the market value of the Company's common stock at June 30, 1996, which was two years from the date of issuance of the Series B Notes. In July 1996, the Company issued 70,965 shares of its common stock in connection with the interest enhancement provision.

The Company also completed on May 5, 1994, the issuance and sale of $3,000,000 aggregate principal amount of 8% Convertible Subordinated Notes, Series C due June 30, 2004 (the "Series C Notes"). The Series C Notes were issued at par in a private placement to a company controlled by one of the Company's directors, Mr. Richard C.W. Mauran. The Series C Notes are convertible, at the option of the holder, into the number of whole shares of common stock, determined by dividing the principal amount so converted by $10.00, subject to adjustment upon the occurrence of certain events. The Series C Notes bear interest from the date of issuance at a rate of 8% per annum, payable quarterly.

Both Series B Notes and Series C Notes are unsecured subordinated obligations of the Company and rank pari passu with the Company's 8% Convertible Subordinated Notes due June 30, 2003. Each of the Notes are subordinated in right of payment to all other indebtedness for borrowed money incurred by the Company.

Holders of the Notes have piggy-back registration rights as set forth in the Registration Agreement relating to the Notes. Holders of the Series B Notes and Series C Notes each have demand and piggy-back registration rights as set forth in the Registration Agreements relating to the Notes.

Notes  payable  as of December 31, 1998 and 1997 consist  of  the following:
                                                December 31,
                                              1998       1997

Promissory note at a floating interest rate
of 1% above prime, payable in semi-annual
installments beginning January 31, 1993
until the earlier of payment of the entire
principal and accrued interest due or 30
days from the sixth anniversary of the date
of this note.  Each installment of principal
is equal to the greater of $9,375 or 4.5%
of the net patient revenues of one of the
Company's clinics for the six months of the
calendar year immediately preceding each
installment date.  This note is secured by
certain furniture and equipment with a net
book value of approximately -0-.           $      -  $   51,000

Promissory note at a floating interest
rate of 1% above prime, payable in monthly
installments through November 1, 2001.
This note is secured by the facility,
with a net book value of approximately
$74,000, of one of the Company's clinics.    25,000      32,000

Promissory note with an 8% interest rate
payable in equal monthly installments
through March 19, 2007.  This note is
secured by the facility, with a net book
value of approximately $49,000, of one of
the Company's clinics.                       35,000      38,000

Unsecured promissory notes with a 7%
interest rate payable in equal monthly
installments through December 31, 2000.      48,000     140,000

8% Convertible Subordinated Notes due
June 30, 2003 with interest payable
quarterly.                                3,050,000   3,050,000

8% Convertible Subordinated Notes,
Series B, due June 30, 2004, with
interest payable quarterly.               2,000,000   2,000,000

8% Convertible Subordinated Notes,
Series C, due June 30, 2004, with
interest payable quarterly.               3,000,000   3,000,000

                                          8,158,000   8,311,000

Less current portion                        (32,000)    (72,000)

                                         $8,126,000  $8,239,000

Scheduled maturities for the next five years and thereafter as of December 31, 1998 are as follows:

          1999                       $   32,000
          2000                           39,000
          2001                           12,000
          2002                            4,000
          2003                        3,054,000
          Thereafter                  5,017,000
                                     $8,158,000

5.  Related Party Transactions

During 1998, 1997 and 1996, the Company recognized interest expense of $414,000 per year relating to Convertible Subordinated
Notes held by directors of the Company.

See Note 4 for additional related party transactions.


6.  Income Taxes

Significant components of the Company's deferred tax assets at December 31 were as follows:
                                           1998           1997
Deferred tax assets:
  Accrued liabilities                  $  157,000   $  130,000
  Allowance for bad debt                  375,000      353,000
  Minimum tax credit carryforward               -      297,000
  Other                                     7,000      100,000
  Total                                   539,000      880,000
Deferred tax liabilities:
  Depreciation                            (26,000)     (47,000)
Net deferred tax assets                $  513,000    $ 833,000

The differences between the federal tax rate and the Company's effective tax rate, at December 31 were as follows:

                               1998                  1997              1996
U.S. tax at
  statutory  rate      $  919,000  34.00%   $  844,000  34.00%  $574,000  35.00%
Reduction in valuation
  allowance                     -     -     (1,087,000)(43.80)  (557,000)(33.95)
State  income taxes       156,000   5.77       170,000   6.87     43,000   2.62
Nondeductible
  expenses                 32,000   1.18        16,000   0.63     29,000   1.76
Other - net                 1,000   0.03       112,000   4.52     28,000   1.70
                       $1,108,000  40.98%   $   55,000   2.22%  $117,000   7.13%

Significant components of the provision/(benefit) for income taxes, for the years ended December 31, were as follows:

                                 1998        1997       1996
Current:
  Federal                    $  552,000  $ 630,000   $  74,000
  State                         236,000    258,000      43,000
  Total current                 788,000    888,000     117,000
Deferred:
  Federal                       320,000  (833,000)           -
  State                               -          -           -
  Total deferred                320,000  (833,000)           -

Total income tax provision   $1,108,000 $  55,000    $ 117,000

Income  taxes  paid during 1998, 1997 and 1996 were approximately
$816,000, $735,000 and $137,000, respectively.


7.  Stock Option Plans

The Company has elected to follow Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees"(APB
25) and related interpretations in accounting for its employee stock options. Pro forma information regarding net income and earnings per share is required by FASB Statement No. 123, "Accounting and Disclosure of Stock-Based Compensation", and has been determined as if the Company had accounted for its employee stock options under the fair value method of that Statement. The fair value of these options was estimated at the date of grant using a Black-Scholes option pricing model.

1992 Stock Option Plan, as Amended

The Company has a 1992 Stock Option Plan, as amended (the "Option Plan") which permits the Company to grant to key employees and outside directors of the Company options to purchase shares of common stock (subject to proportionate adjustments in the event of stock dividends, splits, and similar corporate transactions).

During 1998, the Option Plan was amended to (i) increase by 350,000 (from 645,000 to 995,000) the number of shares of common stock reserved for issuance upon exercise of options granted under the Option Plan and (ii) increase the number of stock options that may be granted to any one eligible individual in any one calendar year from 50,000 to 100,000 (in each case, subject to adjustments for stock dividends, stock splits and the like as provided in the Option Plan).

Incentive stock options (those intended to satisfy the requirements of the Internal Revenue Code) granted under the Option Plan are granted at an exercise price of not less than the fair market value of the shares of common stock on the date of grant. The exercise prices of non-incentive options granted under the Option Plan are determined by the committee which administers the Option Plan upon each grant. The period within which each option will be exercisable is determined by the committee which administers the Option Plan (in no event may the exercise period of an incentive stock option extend beyond 10 years from the date of grant). As of December 31, 1998, 1997 and 1996, 78,750, 78,750 and 78,750 incentive stock options and 776,175, 520,375 and 416,000 non-incentive stock options have been granted. Incentive stock options of 3,750, 3,750 and 3,750 and non-incentive stock options of 13,000, 12,125 and 8,000 have been exercised as of December 31, 1998, 1997 and 1996, respectively.


Outstanding incentive stock options vest one-fourth on each of the second, third, fourth and fifth anniversaries of the date of grant. Of the 763,175 non-incentive stock options granted, but not yet exercised as of December 31, 1998, 263,000 options vest 100% on the date of grant, and 500,175 options vest one-fourth on each of the second, third, fourth and fifth anniversaries of the date of grant.

The following weighted-average assumptions for 1998, 1997 and 1996 were used in estimating the fair value of the options granted under the Option Plan: risk-free interest rates ranging from 4.65% to 6.36%; dividend yield rate of 0%; volatility factors of the expected market price of the Company's common stock ranging from .245 to .251; and a weighted-average expected life of the option of eight years for those options which vest one-fourth on each of the second, third, fourth and fifth anniversaries of the date of grant and weighted-average expected lives of five to eight years for the remaining options.

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. Because the Company's employee stock options have characteristics significantly different from those of traded options, and because changes in the subjective input assumptions can materially affect the fair value estimate, in management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its employee stock options.

For purposes of pro forma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The pro forma effect on net income for 1998, 1997 and 1996 is not representative of the pro forma effect on net income in future years because it does not take into consideration pro forma compensation expense related to grants made prior to 1995. The Company's pro forma information follows (in thousands except for earnings per share information):

                                   1998       1997      1996
Pro forma net income              $1,347     $2,249    $1,426

Pro forma earnings per share      $ 0.37     $ 0.62    $ 0.40



A summary of the Company's Option Plan activity and related information for the years ended December 31 follows:

                    1998               1997                1996
                      Weighted-          Weighted-           Weighted-
                       Average            Average             Average
                      Exercise           Exercise            Exercise
              Options  Price     Options  Price     Options   Price
Outstanding-
 beginning
 of year      583,250  $8.92     483,000   $8.68     381,500   $8.41

Granted       262,800  10.60     111,250    9.89     105,750    9.59
Exercised        (875)  8.89      (4,125)   7.19      (4,000)   6.75
Forfeited      (7,000)  9.77      (6,875)   8.78        (250)   8.63
Outstanding-
 end of year  838,175  $9.44     583,250   $8.92     483,000   $8.68

Exercisable
 at end
 of year      427,281  $8.89     329,063   $8.89     241,625   $8.66

Weighted-
 average
 fair value
 of options
 granted
 during the
 year         $  4.41            $  3.99             $  4.12

Exercise  prices for options outstanding as of December 31,  1998 ranged from $6.25 to $12.19. The weighted-average remaining contractual life of those options is 7.46 years.

Executive Option Plan

The Executive Option Plan (the "Executive Plan") was adopted by the Board of Directors of the Company on March 2, 1993 and was approved by the Company's stockholders on May 24, 1993. The Executive Plan permits the Company to grant to any officer of the Company or its affiliates, options to purchase up to 200,000 shares of common stock (subject to adjustments in the event of stock dividends, splits and similar corporate transactions). No further grants of options will be made under the Executive Plan as a result of the amendment to the 1992 Stock Option Plan (see
Note 7, 1992 Stock Option Plan, as Amended). The exercise prices of the options granted under the Executive Plan are determined by the committee which administers the Executive Plan upon each grant, and in the case of incentive and non-incentive options, may not be less than the greater of 175% of the fair market value of a share of common stock on the date of grant of the option or the par value per share of the stock. The period within which each option will be exercisable is determined by the committee which administers the Executive Plan (in no event may the exercise period extend beyond 10 years from the date of grant). The outstanding options vest one-third on each of the third, fourth and fifth anniversaries of the date of grant.

A summary of the Company's Executive Plan activity and related information for the years ended December 31 follows:

                       1998              1997               1996
                      Weighted-           Weighted-           Weighted-
                       Average             Average             Average
                       Exercise           Exercise            Exercise
              Options   Price    Options    Price    Options    Price
Outstanding-
 beginning
 of year      105,000 $13.31     105,000  $13.31     105,000  $13.31

Granted             -      -           -       -           -       -
Exercised           -      -           -       -           -       -
Forfeited           -      -           -       -           -       -
Outstanding-
 end of year   105,000 $13.31    105,000  $13.31     105,000  $13.31

Exercisable
 at end
 of year        95,000 $13.15     60,000  $13.05      25,000  $12.69

Exercise  prices for options outstanding as of December 31,  1998 ranged from $12.69 to $14.88. The weighted-average remaining contractual life of those options is 4.71 years.

In total, the Company has 1,854,917 shares which are reserved for issuance under the 1992 Stock Option Plan, the Executive Option
Plan, the 8% Convertible Subordinated Notes, the Series B Notes and the Series C Notes.


8. Warrants
In connection with the Company's initial public offering of its stock effective May 28, 1992, the Company agreed to sell to the managing underwriter, for nominal consideration, warrants to purchase from the Company 120,000 shares of common stock (the "Representative's Warrants"). The Representative's Warrants were initially exercisable at a price of $8.125 per share of common stock for a period of four years, commencing one year from the initial public offering date.

In  May  1997,  96,000  of  the  Representative's  Warrants  were exercised  by  surrendering the Warrants in exchange  for  16,794 shares of Company common stock. The remaining 24,000 of the Representative's Warrants expired.


9. Preferred Stock

The Board of Directors of the Company is empowered, without approval of the stockholders, to cause shares of Preferred Stock to be issued in one or more series and to establish the number of shares to be included in each such series and the rights, powers, preferences and limitations of each series. There are no provisions in the Company's Articles of Incorporation specifying the vote required by the holders of Preferred Stock to take action.

All such provisions would be set out in the designation of any series of Preferred Stock established by the Board of Directors. The bylaws of the Company specify that, when a quorum is present at any meeting, the vote of the holders of at least a majority of the outstanding shares entitled to vote who are present, in person or by proxy, shall decide any question brought before the meeting, unless a different vote is required by law or the Company's Articles of Incorporation. Because the Board of Directors has the power to establish the preferences and rights of each series, it may afford the holders of any series of
Preferred Stock, preferences, powers, and rights, voting or otherwise, senior to the right of holders of common stock. The issuance of the Preferred Stock could have the effect of delaying or preventing a change in control of the Company. The Board of Directors has no present plans to issue any of the Preferred Stock.


10.  Defined Contribution Plan

The Company has a 401(k) profit sharing plan covering all employees with three months of service. The Company may make discretionary contributions of up to 50% of employee contributions. The Company recognized $-0- in contribution expense for the years ended December 31, 1998, 1997 and 1996, respectively.


11.  Commitments and Contingencies

Operating Leases

The Company has entered into operating leases for its executive offices and clinic facilities. In connection with these agreements, the Company incurred rent expense of $3,125,000, $2,831,000 and $2,415,000 for the years ended December 31, 1998,
1997 and 1996, respectively. Several of the leases provide for an annual increase in the rental payment based upon the Consumer Price Index for each particular year. The leases also provide for renewal periods ranging from one to five years. The agreements to extend the leases specify that rental rates would be adjusted to market rates as of each renewal date.

The future minimum lease commitments for the next five years and in the aggregate are as follows:

       1999                            $3,105,000
       2000                             2,378,000
       2001                             2,023,000
       2002                             1,430,000
       2003                               704,000
       Thereafter                         101,000
                                       $9,741,000


Employment Agreements

At  December 31, 1998, the Company had an outstanding  employment agreement  with  one  of  its  executive  officers  for  $180,000 annually, subject to adjustment to reflect positive performance, for a term extending through February 2002.

In addition, the Company has outstanding employment agreements with the managing physical therapist partners of the Company's physical therapy clinics and with certain other clinic employees which obligate subsidiaries of the Company to pay compensation of $7,126,000 in 1999 and $12,559,000 in the aggregate through 2003.
In addition, each employment agreement with the managing physical therapists provides for monthly bonus payments calculated as a percentage of each clinic's net revenues (not in excess of operating profits) or operating profits. The Company recognized salaries and bonus expense for the managing physical therapist partners of $7,044,000, $5,810,000 and $4,852,000 for the years ended December 31, 1998, 1997 and 1996, respectively.

The employment agreements generally include a non-competition provision which extends through the term of the agreement and for one to two years thereafter.

Minority  Interest in Outpatient Physical Therapy Clinic  Limited
Partnerships

The managing physical and/or occupational therapist of each clinic owns a partial interest in the clinic he or she operates. This is accomplished by having each clinic structured as a separate limited partnership (the "Operating Subsidiaries"). The Company, through its wholly-owned subsidiaries, currently owns a 1% general partnership interest and limited partnership interest ranging from 59% to 99% in the clinics it operates. For the majority of the clinics, the managing therapist of each such clinic, along with other therapists at the clinic in several of the partnerships, own the remaining limited partnership interest in the clinic which ranges from 0% to 40%.

The majority of the partnership agreements are structured such that the managing therapist begins with a 20% profit interest in his or her clinic limited partnership and, at the end of each of the first five years, the managing therapist's profit interest increases by 3% until his or her interest reaches 35%. These therapists have no interest in net losses of clinic partnerships, except to the extent of their capital accounts. The Company presently anticipates that future clinics developed by the Company will be structured in a comparable manner.


12.  Earnings per Share

The following table sets forth the computation of basic and diluted earnings per share:
                                 1998       1997        1996
Numerator:
  Net income                 $1,596,000 $2,426,000  $1,641,000
  Numerator for basic
   earnings per share
   and diluted earnings
   per share                 $1,596,000 $2,426,000  $1,641,000
Denominator:
  Denominator for basic
   earnings per share--
   weighted-average shares    3,611,039  3,603,159   3,557,113
  Effect of dilutive
   securities:
     Stock options              132,490     94,346      92,463
     Warrants                         -     10,803      30,010
  Dilutive potential
   common shares                132,490    105,149     122,473
  Denominator for diluted
   earnings per share--
   adjusted weighted-
   average shares and
   assumed conversions        3,743,529  3,708,308   3,679,586

Basic earnings per share     $     0.44 $     0.67  $     0.46

Diluted earnings per share   $     0.43 $     0.65  $     0.45

For additional disclosures regarding the stock options and warrants, see Notes 7 and 8, respectively.

The Notes, the Series B Notes and the Series C Notes were all outstanding during 1996, 1997 and 1998, but were not included in the computation of diluted earnings per share because the effect on the computation was anti-dilutive.